02036983

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
May 17, 2002

P.E.

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

1-31232

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation
(Address of principal executive offices)

PROCESSED
JUN 07 2002
THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

SEC MAIL PROCESSING
RECEIVED
MAY 21 2002
WASH. D.C. 152 SECTION

MO_DOCS\29869.1[W2000]

sending APPROVED
Board of Directors of OJSC "WBD Foods"
Minutes No. 14-05 of May 14, 2002
The Chairman of the Board of Directors: D. Iakobashvili ______________
(signature)

(place for stamp)

QUARTERLY REPORT

of Issuer of Emissive Securities

for the first quarter of 2002

Open Joint Stock Company "Wimm-Bill-Dann Foods"

The Issuer's Code: 06005-A

Location: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306
Postal address: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Information contained in the present Quarterly Report is subject to disclosure in conformity with the legislation of Russian Federation relating to securities.

Deputy Chairman
of the Management Board: M.V. Dubinin

____
(signature)

Chief Accountant: S.V. Ardentova __________
(signature)

April 25, 2002

(place for stamp)

Contact person: ***Bolotov Alexander Gennadievich***
Legal adviser
Tel.: ***(095) 733-9727***
Fax: ***(095) 733-9736***
E-mail: BOLOTOV2@WBD.RU

A. Data on Issuer

9. **Issuer's full proprietary name.**
   Open Joint Stock Company "Wimm-Bill-Dann Foods"

10. **Abbreviated name.**
    WBD Foods

11. **Data on Issuer's name and organizational & legal changes.**
    Open Joint Stock Company "Wimm-Bill-Dann Foods"
    WBD Foods
    Introduced: ***April 16, 2001***

    The present name introduced: ***May 31, 2001***

12. **Issuer's state registration record and licences available.**
    Issuer's state registration date: ***May 31, 2001***
    State registration certificate No. (or other document verifying Issuer's state registration) ***P-15968.16***
    Organization that accomplished Issuer's state registration:
    State Registration Chamber attached to Ministry of Justice of the Russian Federation, Moscow Registration Chamber

    No licences available.

13. **Taxpayer's identification number.**
    7709342399

14. **Issuer's branch/sectorial affiliation.**
    OKONKh Codes:
    18151, 18221, 18191, 18114, 71100, 71200, 71500, 84500, 51500, 72200

15. **Issuer's location, postal address and contact telephones.**
    Location: ***109028, Moscow, Yauzsky Boulevard, 16/15, office 306***
    Postal address: ***109028, Moscow, Yauzsky Boulevard, 16/15, office 306***
    Tel.: (095) 733-9723; Fax: (095) 733-9736
    E-mail: BOLOTOV2@WBD.RU

16. **Data on Issuer's public accountant / auditor.**
    Name: ***CJSC Unicon/MS Consulting Group***
    Location: ***113545, Moscow, Varshavskoe shosse, d. 125***
    Taxpayer ID: ***7716021332***
    Postal address: ***113545, Moscow, Varshavskoe shosse, d. 125***
    Tel.: ***(095) 319-6636, Fax: (095) 319-5909***
    E-mail: n/a

    Information on auditor's licence
    Licence number: ***004196***

Date of issue of licence: ***February 16, 2000***
Period of validity: ***till December 27, 2002***
Organization that issued the licence: ***RF Ministry of Finance***

17. Data on organizations, keeping record of Issuer's securities rights.
Registration body: **Open Joint Stock Company "Central Moscow Depositary"**
Location: ***Moscow, Orlikov pereulok, 3, build. B***
Postal Address: ***Moscow, Orlikov pereulok, 3, build. B***
Tel.: ***(095) 264-4267, 264-4290.*** Fax: ***(095) 264-4267, 265-4336***
E-mail: dr@mcd.ru

Licence:
Licence number: ***01019***
Date of issue of licence: ***March 19, 1996***
Period of validity: ***till September 23, 2002***
Organization that issued the licence: ***Federal Commission for Securities Market***

Date, from which the register of Issuer's inscribed / registered securities is kept by the registration body, indicated above: ***July 14, 2001***

Centralized storing of Issuer's inscribed / registered securities during the period under report has not been exercised.

18. Issuer's bailee (Depository Institution).
Issuer has no bailee (Depository Institution).

19. Issuer's participants.
Total number of participants / shareholders: ***12***

Shareholders (participants), owning not less than 5% of Issuer's charter capital:

19.1 **Name:** OOO Deutsche Bank
Location: ***129090 Moscow, Schepkin Street, 4***
Mail address: ***129090 Moscow, Schepkin Street, 4***
Charter capital share of the Issuer: ***27.7568% (nominal shareholder)***
Shareholders (participants) owning not less than 25 percent of the charter capital of shareholder (participant) of the Issuer: ***none***

19.2 ***Yushvaev Gavril Abramovich***
(share of the Issuer's charter capital: 18.8021%)

19.3 ***Plastinin Sergey Arkadievich***
(share of the Issuer's charter capital: 12.1623%)

19.4 ***Dubinin Mikhail Vladimirovich***
(share of the Issuer's charter capital: 12.1623%)

19.5 ***Timokhins Alexanders***
(share of the Issuer's charter capital: 6.9483%)

19.6 *Orlov Alexander Sergeevich*
(share of the Issuer's charter capital: 6.8733%)

19.7 *Iakobashvili David*
(share of the Issuer's charter capital: 6.4053%)

20. Structure of Issuer's management / administration.

1. **Stockholders general meeting;**
2. **Board of Directors;**
3. **Company managing / executive committee Chairman;**
4. **Managing / executive committee.**

The terms of reference of Issuer's stockholders (participants) general meeting, in conformity with its company by-law (constituent documents), cover:

15.20 Shareholders general meeting terms of reference provide for:

1) introduction of alterations and additions to the company by-laws or approval of its revisions;
2) reorganization of the company;
3) dissolution of the company, appointment of dissolution commission and approval of interim and final dissolution statement of balance;
4) determination of quantity of members of Company Board of Directors, election of Board of Directors members or pre-term discontinuation of their authorities;
5) determination of quantity, nominal value, category (type) of declared shares and rights, they provide for;
6) increase of charter capital by means of increase in nominal value of shares or by means of additional stock flotation unless the present company by-laws in conformity with Federal Corporate Law attributes charter capital increase by additional stock flotation to Company Board of Directors' terms of reference;
7) decrease of Company's charter capital by means of reduction of shares nominal value, by way of purchasing part of shares by the Company itself, in order to cut down overall quantity of shares, as well as by means of redemption/liquidation of the shares purchased or bought out by the Company;
8) election of Auditing Committee of the Company and pre-term cessation of their authorities;
9) approval of the Company's public accountant / auditor;
10) approval of annual reports, annual bookkeeping / accountancy, including Company Income and Loss Statements, as well as distribution of profits, including payment (declaration) of dividends, and losses of the Company arising from results of the fiscal year;
11) determination of procedure of Shareholders general meeting;
12) election of members of returning board and pre-term cessation of their authorities;
13) shares split and consolidation;
14) decision-making in approval of transactions in cases, provided for by Article 83 of Federal Corporate Law;
15) decision-making in approval of large transactions in cases, provided for by Article 79 of Federal Corporate Law;
16) purchasing of alloted shares by the Company in cases, provided for by Federal Corporate Law;
17) decision-making in participation in holding companies, financial and industrial groups, associations and other commercial unions;
18) approval of internal documents, governing activities of the Company elements;
19) taking decisions on other questions as provided for by Federal Corporate Law.

Terms of reference of the Issuer's Board of Directors (Supervisory board's) in compliance with its company by-laws (constitutive documents) include:

16.3 Exclusive terms of reference of the Company's Board of Directors are the following:

1) *determination of priority directions of the Company's activities;*
2) *calling of an annual and extraordinary (special) meetings of the Company shareholders, with the exception of the cases (circumstances) specified by item 6 of the Article 55 of Federal Corporate Law;*
3) *approval of the Shareholders' general meeting agenda;*
4) *determination of the date of drawing up of the list of shareholders, having a right to participate in the Shareholders general meeting and other problems, ascribed to the Company Board of Directors' terms of reference in conformity with the provisions of chapter VII of Federal Corporate Law, and related to the preparation and holding of the Shareholders general meeting;*
5) *submitting for discussion and decision at the Shareholders general meeting of questions, provided for by sub-items 2, 11, 14-19 of item 15.20 of the present company by-laws;*
6) *increase of the Company's charter capital by means of increase in nominal value of shares or by means of stock flotation within the limits of quantity and category (type) of declared shares, if in conformity with the decision of the Shareholders general meeting such a right is granted to Board of Directors;*
7) *bonds and other securities floatation by the Company;*
8) *determination of market value of effects in conformity with Article 77 of Federal Corporate Law;*
9) *acquisition of shares, bonds and other securities floated by the Company in cases, provided for by Federal Corporate Law;*
10) *formation of the Company's executive bodies and pre-term cessation of their authorities – election of the Company's Managing / Executive Committee Chairman and appointment of Managing / Executive Committee members, determination of Managing / Executive Committee Chairman's and members' fees and amends / remunerations;*
11) *recommendations as to fees and amends / remunerations for members of auditing committee (comptroller/ inspector/ inspector-general) of the Company and determination of remuneration for public accountant's / auditor' services;*
12) *recommendations as to dividend size of shares and procedure of its disbursement;*
13) *utilization of surplus/ reserve and other funds of the Company;*
14) *approval of the Company's internal documents, determining procedure of the Company management activities;*
15) *creation of the Company's subsidiaries and representative offices;*
16) *making a decision on the Company's participation in other organizations, with the exception of cases, provided for by sub-item 20 of item 1 of Article 48 of Federal Corporate Law;*
17) *closing large deals/transactions, related to the Company's acquisition and amortization/alienation of the company assets/effects in cases provided for by chapter X of Federal Corporate Law;*
18) *closing deals/transactions as provided for by chapter XI of Federal Corporate Law;*
19) *other issues as provided for in Federal Corporate Law.*

Terms of reference of Issuer's individual and collective executive bodies in compliance with its company by-laws (constitutive documents):

17.4 The Company's Managing / Executive Committee Chairman without power of attorney is acting in the name of (on behalf of) the Company, including:

1) *operational management of the Company's activities;*
2) *a power of the first signature on financial documents;*
3) *command of the Company assets/effects to ensure the Company's day-to-day operations within the limits, established by the present company by-laws and corresponding Russian legislation in force;*
4) *representation of the Company's interests both in Russian Federation and outside, including foreign countries;*

5) *approval of staff, conclusion of labor contracts with the Company staff members, application of incentive and penalty measures with respect to the company staff;*
6) *heads Managing / Executive Committee function, chairs its meetings;*
7) *recommends candidates to Managing / Executive Committee for the Company Board of Directors' approval;*
8) *makes deals in the name of the Company, with the exception of cases provided for by the company by-laws and Federal Corporate Law;*
9) *issues power of attorney on behalf of the Company;*
10) *sets up bank accounts for the Company;*
11) *organizes bookkeeping and accounting in the Company;*
12) *issues orders and gives instructions, mandatory for the Company staff;*
13) *carries out other functions, essential for achieving the goals of the Company's activities and ensuring its normal operation in concordance with the legislation in force and the company by-laws; with the exception of the functions, which Federal Corporate Law and the company by-laws attribute to other management / administrative bodies of the Company;*

17.5 Managing / Executive Committee Chairman of the Company is elected by Board of Directors at its first meeting (after electing new Board of Directors at Annual stockholders general meeting for three-year period.

Managing / Executive Committee Chairman's powers starts from the moment of his election (reelection) by Board of Directors till the moment of election (reelection) of Managing / Executive Committee Chairman after three years at first meeting of the new Board of Directors (after electing a new Board of Directors at Annual stockholders general meeting).

17.6 In case of pre-term cessation of Managing / Executive Committee Chairman's powers, the authorities of the newly elected Managing / Executive Committee Chairman are in force till the election (reelection) of the new Chairman at first meeting of the newly elected Board of Directors (after electing a new composition of Board of Directors at Annual stockholders general meeting), following in 3 (three) years after the meeting of Board of Directors, where Managing / Executive Committee Chairman, whose powers are ceased, was elected.

17.7 Managing / Executive Committee is a collective executive body of the Company, that under the direction of Managing / Executive Committee Chairman exercises making decisions on the issues of immediate current control of the Company's activities in the period between Shareholders general meetings and Board of Directors meetings. Managing / Executive Committee consists of members of Managing / Executive Committee, who are subordinated directly to Managing / Executive Committee Chairman and work in conformity with the powers conferred.

21. Members of Board of Directors (Supervisory Board) of Issuer

Board of Directors

Chairman: ***Orlov Alexander Sergeevich***

Members of Board of Directors:

Dubinin Mikhail Vladimirovich

Born: ***1969***

Positions over past 5 years:

Period: ***1996 - 1999***

Organization: ***ZAO "Foods Production"***

Area of Operations: ***Production and sale of foods, juices and drinks***

Position: ***Deputy Director***

Period: *1996 - 1997*
Organization: *ZAO "WIMM-BILL-DANN Trading Company"*
Area of Operations: *Production and sale of foods, juices and drinks*
Position: *General Problems Consultant*

Period: *1997 - Present*
Organization: *ZAO "Grande-V"*
Area of Operations: *Production and sale of foods, juices and drinks*
Position: *Member of Board of Directors*

Period: *1997 - Present*
Organization: *OJSC "Lianozovo Dairy"*
Area of Operations: *Production and sale of dairy products*
Position: *Member of Board of Directors*

Period: *1997 - Present*
Organization: *ZAO "PTG WBD"*
Area of Operations: *Provision of Management and Consulting Services*
Position: *Member of Board of Directors*

Period: *1997 - Present*
Organization: *OJSC "Children's Dairy Products Factory"*
Area of Operations: *Production and sales of milk products*
Position: *Member of Board of Directors*

Period: *1997 - 1998*
Organization: *OJSC "Lianozovo Dairy"*
Area of Operations: *Production and sales of milk products*
Position: *Deputy General Director*

Period: *1997 - Present*
Organization: *OJSC "Ramensky Dairy"*
Area of Operations: *Production and sales of milk products*
Position: *Member of Board of Directors*

Period: *1997 - Present*
Organization: *OJSC "Tsaritsinsky Dairy"*
Area of Operations: *Production and sales of dairy products*
Position: *Member of Board of Directors*

Period: *1998 - Present*
Organization: *OJSC "Nizhegorodsky Dairy"*
Area of Operations: *Production and sales of dairy products*
Position: *Member of Board of Directors*

Period: *1998 - Present*
Organization: *CB "Expobank LLC"*
Area of Operations: *Banking Services*

Position: ***Member of Board of Directors***

Period: ***1998 - Present***
Organization: ***OJSC "Vladivostoksky Dairy"***
Area of Operations: ***Production and sale of dairy products***
Position: ***Member of Board of Directors***

Period: ***1998 - Present***
Organization: ***ZAO "PTG WBD"***
Area of Operations: ***Provision of Management and Consulting Services***
Position: ***Deputy General Director***

Period: ***1998 - Present***
Organization: ***OJSC "Siberian Milk"***
Area of Operations: ***Production and sales of dairy products***
Position: ***Member of Board of Directors***

Period: ***2000 - Present***
Organization: ***OJSC "Volga Brewery"***
Area of Operations: ***Production and sales of low alcohol content products***
Position: ***Member of Board of Directors***

Period: ***2000 - Present***
Organization: ***OJSC "Beer Industry of Primorie"***
Area of Operations: ***Production and sales of beer, malt and kvass***
Position: ***Member of Board of Directors***

Period: ***2000 - Present***
Organization: ***OJSC "Kievsky City Dairy №3"***
Area of Operations: ***Production and sale of dairy products***
Position: ***Member of Supervisory Board***

Period: ***2000 - Present***
Organization: ***OJSC "East European Insurance Company"***
Area of Operations: ***Insurance Services***
Position: ***Member of the Board of Directors***

Period: ***2001 - Present***
Organization: ***OJSC "Moskvoretsky Brewery"***
Area of Operations: ***Production and sales of beer and malt***
Position: ***Member of the Board of Directors***

Period: ***2001 - Present***
Organization: ***OJSC "Ufamolagroprom"***
Area of Operations: ***Production and sales of dairy products***
Position: ***Member of Supervisory Board***

Period: ***2001 - Present***

Organization: ***OJSC "Bishkeksut"***
Area of Operations: ***Production and sale of dairy products***
Position: ***Member of the Board of Directors***

Period: ***2001 - Present***
Organization: ***DZAO "Karasuk Milk"***
Area of Operations: ***Production and sales of dairy products***
Position: ***Member of Board of Directors***

Period: ***2001 – to present day***
Organization: ***OJSC "Lianozovo Dairy"***
Area of Operations: ***Production and sale of dairy products***
Position: ***Advisor to Executive Director***

Period: ***2001 - Present***
Organization: ***"Central European Brewing Company LLC"***
Area of Operations: ***Production and sale of beer, low alcohol content and alcohol-free drinks***
Position: ***Member of Board of Directors***

Period: ***2001 - Present***
Organization: ***OJSC "Dairy"***
Area of Operations: ***Production and sale of dairy products***
Position: ***Member of Supervisory Board***

Share in the Issuer's charter capital: *12.1623%*
Shares in Associated/Dependent Companies of the Issuer: ***none***

Remunerations for the Reporting Period: ***this information is confidential***

Orlov Alexander Sergueevich
Born: ***1948***

Positions over past 5 years:

Period: ***1994 - 1997***
Organization: ***OJSC "Children's Milk Products Factory"***
Area of Operations: ***Production and sales of milk products***
Position: ***General Director***

Period: ***1997 - Present***
Organization: ***OJSC "Tsaritsinsky Dairy"***
Area of Operations: ***Production and sales of dairy products***
Position: ***Member of Board of Directors***

Period: ***1997 - Present***
Organization: ***ZAO "PTG WBD"***
Area of Operations: ***Management and Consulting Services***

Position: *Member of Board of Directors*

Period: *1997 - Present*
Organization: *ZAO "Grande-V"*
Area of Operations: *Production and sales of foods, juices and drinks*
Position: *Member of Board of Directors*

Period: *1997 - Present*
Organization: *OJSC "Lianozovo Dairy"*
Area of Operations: *Production and sales of dairy products*
Position: *Member of Board of Directors*

Period: *1997 - Present*
Organization: *OJSC "Ramensky Dairy"*
Area of Operations: *Production and sales of dairy products*
Position: *Member of Board of Directors*

Period: *1997 - Present*
Organization: *OJSC "Children's Dairy Products Factory"*
Area of Operations: *Production and sales of dairy products*
Position: *Member of Board of Directors*

Period: *1997 - 1998*
Organization: *OJSC "Lianozovo Dairy"*
Area of Operations: *Production and sales of dairy products*
Position: *General Director*

Period: *1998 - Present*
Organization: *OJSC "Vladivostoksky Dairy"*
Area of Operations: *Production and sales of dairy products*
Position: *Member of Board of Directors*

Period: *1998 - Present*
Organization: *ZAO "PTG WBD"*
Area of Operations: *Management and Consulting Services*
Position: *General Director*

Period: *1998 - Present*
Organization: *CB "Expobank LLC"*
Area of Operations: *Banking Services*
Position: *Member of the Board of Directors*

Period: *1998 - Present*
Organization: *OJSC "Siberian Milk"*
Area of Operations: *Production and sales of dairy products*
Position: *Member of Board of Directors*

Period: *1998 - Present*

Organization: ***OJSC "Nizhegorodsky Dairy"***
Area of Operations: ***Production and sales of dairy products***
Position: ***Member of Board of Directors***

Period: ***1998 - Present***
Organization: ***OJSC "Kiev City Dairy Plant No. 3"***
Area of Operations: ***Production and sales of dairy products***
Position: ***Member of Board of Directors***

Period: ***2000 - Present***
Organization: ***OJSC "Beer Industry of Primorie"***
Area of Operations: ***Production and sales of beer, malt and kvass***
Position: ***Member of Board of Directors***

Period: ***2000 - Present***
Organization: ***OJSC "Volga Brewery"***
Area of Operations: ***Production and sales of low alcohol content products***
Position: ***Member of Board of Directors***

Period: ***2001 - Present***
Organization: ***OJSC "Moskvoretsky Brewery"***
Area of Operations: ***Production and sales of beer and malt***
Position: ***Member of Board of Directors***

Period: ***2001 - Present***
Organization: ***OJSC "Bishkeksut"***
Area of Operations: ***Production and sales of dairy products***
Position: ***Member of Board of Directors***

Period: ***2001 - Present***
Organization: ***"Central European Brewing Company LLC"***
Area of Operations: ***Production and sales of beer, low alcohol content and alcohol-free drinks***
Position: ***Member of the Board of Directors***

Period: ***2001 – to present day***
Organization: ***OJSC "Lianozovo Dairy"***
Area of Operations: ***Production and sale of dairy products***
Position: ***Advisor to Executive Director***

Period: ***2001 - Present***
Organization: ***OJSC "Ufamolagroprom"***
Area of Operations: ***Production and sales of dairy products***
Position: ***Member of Supervisory Board***

Period: ***2001 - Present***
Organization: ***OJSC "Dairy"***
Area of Operations: ***Production and sales of dairy products***
Position: ***Member of Board of Directors***

Share in the Issuer's charter capital: *6,8733%*
Shares in Associated/Dependent Companies of the Issuer: ***none***

Remunerations for the Reporting Period: ***this information is confidential***

Plastinin Sergei Arkadievich
Born: ***1968***

Positions over past 5 years:

Period: ***1992 – Present***
Organization: ***TOO "Universal Partnership "Center"***
Area of Operations: ***Production and sale of consumer goods***
Position: ***General Director***

Period: ***1996 – Present***
Organization: ***OOO "Experimental association "Issa"***
Area of Operations: ***Production and sale of consumer goods, food products, and products intended for manufacturing purposes***
Position: ***General Director***

Period: ***1996 - 1998***
Organization: ***ZAO "Foods Production"***
Area of Operations: ***Production and sales of foods, juices and drinks***
Position: ***Deputy Director***

Period: ***1996 - 1998***
Organization: ***AOZT «Lianfrukt»***
Area of Operations: ***Production and sale of foods, juices and beverages***
Position: ***Deputy Director***

Period: ***1996 – Present***
Organization: ***ZAO "Production and Analytical Group "Rodnik"***
Area of Operations: ***Production and sale of foods***
Position: ***Executive Director***

Period: ***1997 – Present***
Organization: ***OJSC "Lianozovsky Dairy"***
Area of Operations: ***Production and sale of dairy products***
Position: ***Member of Board of Directors***

Period: ***1997 - Present***
Organization: ***ZAO "Grande-V"***
Area of Operations: ***Production and sales of foods, juices and drinks***
Position: ***Member of Board of Directors***

Period: ***1997 – Present***
Organization: ***OJSC "Ramensky Dairy"***
Area of Operations: ***Production and sales of dairy products***
Position: ***Member of Board of Directors***

Period: ***1997 – Present***
Organization: ***OJSC "Tsaritsinsky Dairy"***
Area of Operations: ***Production and sales of dairy products***
Position: ***Member of Board of Directors***

Period: ***1997 – Present***
Organization: ***ZAO "PTG WBD"***
Area of Operations: ***Managerial and consulting services***
Position: ***Member of Board of Directors***

Period: ***1997 – Present***
Organization: ***OJSC "Children's Milk Products Factory"***
Area of Operations: ***Production and sales of dairy products***
Position: ***Member of Board of Directors***

Period: ***1998 – Present***
Organization: ***OJSC "Siberian Milk"***
Area of Operations: ***Production and sales of dairy products***
Position: ***Member of Board of Directors***

Period: ***1998 – Present***
Organization: ***OJSC "Vladivostoksky Dairy"***
Area of Operations: ***Production and sales of dairy products***
Position: ***Member of Board of Directors***

Period: ***1998 – Present***
Organization: ***ZAO "PTG WBD"***
Area of Operations: ***Managerial and consulting services***
Position: ***Deputy General Director***

Period: ***1998 – Present***
Organization: ***OJSC "Nizhegorodsky Dairy"***
Area of Operations: ***Production and sales of dairy products***
Position: ***Member of Board of Directors***

Period: ***1998 - 1998***
Organization: ***ZAO "Lianozovsky"***
Area of Operations: ***Production and sales of dairy and cultured milk products***
Position: ***Deputy Director***

Period: ***1998 - Present***
Organization: ***CB "Expobank LLC"***

Area of Operations: ***Banking Services***
Position: ***Member of the Board of Directors***

Period: ***2000 - Present***
Organization: ***OJSC "Volga Brewery"***
Area of Operations: ***Production and sales of low alcohol content products***
Position: ***Member of Board of Directors***

Period: ***2000 – Present***
Organization: ***OJSC "Beer Industry of Primorie"***
Area of Operations: ***Production and sales of beer, malt and kvass***
Position: ***Member of Board of Directors***

Period: ***2000 - Present***
Organization: ***OJSC "Kievsky City Dairy No. 3"***
Area of Operations: ***Production and sales of dairy products***
Position: ***Member of Supervisory Board***

Period: ***2001 – Present***
Organization: ***OOO "Central European Brewery"***
Area of Operations: ***Production and sales of beer, low alcohol and alcohol-free drinks***
Position: ***Member of Board of Directors***

Period: ***2001 – 2001***
Organization: ***OOO "Wimm-Bill-Dann Foods"***
Area of Operations: ***Production and sale of foods, juices and beverages***
Position: ***General Director***

Period: ***2001 – Present***
Organization: ***OJSC "Lianozovsky Dairy"***
Area of Operations: ***Production and sale of dairy foods***
Position: ***Advisor to Executive Director***

Period: ***2001 – Present***
Organization: ***OJSC "Moskvoretsky Brewery"***
Area of Operations: ***Production and sales of beer and malt***
Position: ***Member of Board of Directors***

Period: ***2001 - Present***
Organization: ***OJSC "Bishkeksut"***
Area of Operations: ***Production and sales of dairy products***
Position: ***Member of Board of Directors***

Period: ***2001 – Present***
Organization: ***OJSC "Dairy"***
Area of Operations: ***Production and sales of dairy products***
Position: ***Member of Board of Directors***

Period: *2001 – Present*
Organization: *OJSC "Ufamolagroprom"*
Area of Operations: *Production and sales of dairy products*
Position: *Member of Supervisory Board*

Share in the Issuer's charter capital: *12.1623%*
Shares in Associated/Dependent Companies of the Issuer: *none*

Remunerations for the Reporting Period: *this information is confidential*

Scherbak Vladimir Nikolaevich
Born: *1939*

Positions over past 5 years:

Period: *1996 - 1999*
Organization: *Ministry of Agriculture and Food of the Russian Federation*
Area of Operations: *Management in the sphere of the agroindustrial complex and food supplies*
Position: *First Deputy Minister*

Period: *1999 - 2000*
Organization: *Ministry of Agriculture and Food of the Russian Federation*
Area of Operations: *Management in the sphere of the agroindustrial complex and food supplies*
Position: *Minister*

Period: *2001 – Present*
Organization: *OJSC "Lianozovsky Dairy"*
Area of Operations: *Production and sale of dairy products*
Position: *Advisor to Executive Director*

Share in the Issuer's charter capital: *none*
Shares in Associated/Dependent Companies of the Issuer: *none*

Remunerations for the Reporting Period: *this information is confidential*

David Iakobashvili
Born: *1957*

Positions over past 5 years:

Period: *1993 - 1997*
Organization: *Mediterranean Trade Invest*
Area of Operations: *No data*
Position: *Head of representation*

Period: *2001 – Present*

Organization: *"Airport Financial Services Limited"*
Area of Operations: *data not available*
Position: *Director*

Period: *1997 – Present*
Organization: *OOO "Trinity"*
Area of Operations: *Servicing and maintenance of machinery and equipment*
Position: *Member of Board of Directors*

Period: *1999 – Present*
Organization: *OJSC "Prospect"*
Area of Operations: *Catering*
Position: *Member of Board of Directors*

Period: *2000 – Present*
Organization: *ZAO "PTG WBD"*
Area of Operations: *Managerial and consulting services*
Position: *Chairman of Board of Directors*

Period: *2000 – Present*
Organization: *OJSC "Kievsky City Dairy No.3"*
Area of Operations: *Production and sale of dairy products*
Position: *Member of Supervisory Board*

Period: *2000 – Present*
Organization: *OJSC "Volga Brewery"*
Area of Operations: *Production and sale of low alcohol products*
Position: *Member of Board of Directors*

Period: *2000 – Present*
Organization: *OJSC "East-European insurance agency"*
Area of Operations: *Insurance services*
Position: *Member of Board of Directors*

Period: *2000 – Present*
Organization: *CB "Expobank LLC"*
Area of Operations: *Banking Services*
Position: *Member of Board of Directors*

Period: *2000 – Present*
Organization: *OJSC "Beer Industry of Primorie"*
Area of Operations: *Production and sale of beer, malt and kvass*
Position: *Member of Board of Directors*

Period: *2001 – Present*
Organization: *ZAO "Grande-V"*
Area of Operations: *Production and sale of foods, juices and beverages*
Position: *Member of Board of Directors*

Period: ***2001 – Present***
Organization: ***OJSC "Vladivostoksky Dairy"***
Area of Operations: ***Production and sale of dairy products***
Position: ***Member of Board of Directors***

Period: ***2001 – Present***
Organization: ***OJSC "Nizhegorodsky Dairy"***
Area of Operations: ***Production and sale of dairy products***
Position: ***Member of Board of Directors***

Period: ***2001 – Present***
Organization: ***OJSC "Siberian Milk"***
Area of Operations: ***Production and sale of dairy products***
Position: ***Member of Board of Directors***

Period: ***2001 – Present***
Organization: ***OJSC "Lianozovsky Dairy"***
Area of Operations: ***Production and sale of dairy products***
Position: ***Advisor to Executive Director, member of Board of Directors***

Period: ***2001 – Present***
Organization: ***OJSC "Ramensky Dairy"***
Area of Operations: ***Production and sale of dairy products***
Position: ***Member of Board of Directors***

Period: ***2001 – Present***
Organization: ***OJSC "Moskvoretsky Brewery"***
Area of Operations: ***Production and sale of beer and malt***
Position: ***Member of Board of Directors***

Period: ***2001 – Present***
Organization: ***OJSC "Bishkeksut"***
Area of Operations: ***Production and sale of dairy products***
Position: ***Member of Board of Directors***

Period: ***2001 – Present***
Organization: ***OJSC "Children's Milk Products Factory"***
Area of Operations: ***Production and sale of dairy products***
Position: ***Member of Board of Directors***

Period: ***2001 – Present***
Organization: ***OJSC "Tsaritsinsky Dairy"***
Area of Operations: ***Production and sale of dairy products***
Position: ***Member of Board of Directors***

Period: ***2001 – Present***
Organization: ***OOO "Central European Brewery"***

Area of Operations: ***Production and sales of beer, low alcohol and alcohol-free drinks***
Position: ***Member of Board of Directors***

Period: ***2001 – Present***
Organization: ***OJSC "Dairy"***
Area of Operations: ***Production and sale of dairy products***
Position: ***Member of Board of Directors***

Period: ***2001 – Present***
Organization: ***ZAO "Metelitsa-Club"***
Area of Operations: ***Organization and running of public catering establishments***
Position: ***Member of Board of Directors***

Period: ***2001 – Present***
Organization: ***OJSC "Ufamolagroprom"***
Area of Operations: ***Production and sale of dairy products***
Position: ***Member of Supervisory Board***

Share in the Issuer's charter capital stock: ***6.4053%***
Shares in Associated/Dependent Companies of the Issuer: ***none***

Remunerations for the Reporting Period: ***this information is confidential***

Tutelyan Victor Alexandrovich
Born: ***1942***

Positions over past 5 years:

Period: ***1980 – 1999***
Organization: ***Institute of Nutrition of the Russian Academy of Medical Sciences***
Area of Operations: ***scientific research***
Position: ***Deputy Director***

Period: ***2000 – Present***
Organization: ***Institute of Nutrition of the Russian Academy of Medical Sciences***
Area of Operations: ***scientific research***
Position: ***Deputy Director***

Share in the Issuer's charter capital stock: ***none***
Shares in Associated/Dependent Companies of the Issuer: ***none***

Remunerations for the Reporting Period: ***this information is confidential***

Yasin Eugeny Grigorievich
Born: ***1934***

Positions over past 5 years:

Period: *1994 – 1997*
Organization: *Ministry of Economy of the Russian Federation*
Area of Operations: *Economy*
Position: *Minister*

Period: *1997 – 1998*
Organization: *Government of the Russian Federation*
Area of Operations: *Economy*
Position: *Minister*

Period: *1998 – Present*
Organization: *Moscow state university - the Higher School of Economy*
Area of Operations: *Teaching*
Position: *Scientific adviser*

Share in the Issuer's charter capital stock: ***none***
Shares in Associated/Dependent Companies of the Issuer: ***none***

Remunerations for the Reporting Period: ***this information is confidential***

Guy de Selliers
Born: ***1952***

Positions over past 5 years:

Period: ***1990 – 1997***
Organization: ***EBRD Bank***
Area of Operations: ***Banking***
Position: ***Deputy Vice-President***

Period: ***1997 – 1998***
Organization: ***Mc. BBL, Investment Bank***
Area of Operations: ***Banking***
Position: ***Head of Department***

Period: ***1999 – 2000***
Organization: ***Fleming, Investment Bank***
Area of Operations: ***Banking***
Position: ***Head of European Department***

Period: ***2001 - Present***
Organization: ***Leader Capital***
Area of Operations: ***Private stock fund***
Position: ***Chairman***

Share in the Issuer's charter capital stock: ***none***
Shares in Associated/Dependent Companies of the Issuer: ***none***

Remunerations for the Reporting Period: ***this information is confidential***

Michael A. O'Neill
Born: ***1952***

Positions over past 5 years:

Period: ***1991 – 1997***
Organization: ***The Coca-Cola Company***
Area of Operations: ***soft drinks***
Position: ***Regional Manager, Eurasia Department***

Period: ***1997 – 2000***
Organization: ***The Coca-Cola Company***
Area of Operations: ***soft drinks***
Position: ***President of Northern Department of Eurasia***

Period: ***2000 – Present***
Organization: ***The Coca-Cola Company***
Area of Operations: ***soft drinks***
Position: ***Consultant***

Share in the Issuer's charter capital: ***none***
Shares in Associated/Dependent Companies of the Issuer: ***none***

Remunerations for the Reporting Period: ***this information is confidential***

22. Issuer's individual and collective administrative/managerial staff.

Individual executive body and members of collective executive body:

Kozgunov Konstantin Alekseevich
Born: ***1968***

Positions over past 5 years:

Period: ***1995 - 1997***
Organization: ***ZAO «Wimm-Bill-Dann Trading Company »***
Area of Operations: ***Production and sale of foods, juices and beverages***
Position: ***Senior manager of wholesale department***

Period: ***1997 - 2000***
Organization: ***ZAO «Wimm-Bill-Dann Trading Company »***

Area of Operations: ***Production and sale of foods, juices and beverages***
Position: ***Head of wholesale department***

Period: ***2000 - Present***
Organization: ***OJSC "Lianozovo Dairy"***
Area of Operations: ***Production and sale of foods, juices and beverages***
Position: ***Head of export department***

Share in the Issuer's charter capital stock: ***none***
Shares in Associated/Dependent Companies of the Issuer: ***none***

Remunerations for the Reporting Period: ***this information is confidential***

Kolokatov Dmitry Sergeevich
Born: ***1973***

Positions over past 5 years:

Period: ***1998 - 2000***
Organization: ***ZAO «Wimm-Bill-Dann Trading Company »***
Area of Operations: ***Production and sale of foods, juices and beverages***
Position: ***Trade Mark Manager***

Period: ***1998 - Present***
Organization: ***ZAO «Wimm-Bill-Dann Purchaser »***
Area of Operations: ***Wholesale trade***
Position: ***Advisor***

Period: ***2000 - 2000***
Organization: ***ZAO «Wimm-Bill-Dann Trading Company »***
Area of Operations: ***Production and sale of foods, juices and beverages***
Position: ***Senior Trade Mark Manager***

Period: ***2000 - Present***
Organization: ***ZAO «Wimm-Bill-Dann Trading Company »***
Area of Operations: ***Production and sale of foods, juices and beverages***
Position: ***Executive Director***

Share in the Issuer's charter capital stock: ***none***
Shares in Associated/Dependent Companies of the Issuer: ***none***

Remunerations for the Reporting Period: ***this information is confidential***

Kuprianov Dmitry Victorovich
Born: *1972*

Positions over past 5 years:

Period: ***1996 - 1997***
Organization: ***«Econika Corporation»***
Area of Operations: ***Sale of footwear***
Position: ***Head of personnel and sales promotion sector***

Period: ***1997 - 1998***
Organization: ***ZAO «Asmart»***
Area of Operations: ***No data***
Position: ***Head of personnel department***

Period: ***1998 - 2001***
Organization: ***OJSC "Lianozovo Dairy"***
Area of Operations: ***Production and sale of foods, juices and beverages***
Position: ***Director of personnel department***

Period: ***2001 - Present***
Organization: ***OJSC "Lianozovo Dairy"***
Area of Operations: ***Production and sale of foods, juices and beverages***
Position: ***Head of personnel administration***

Share in the Issuer's charter capital stock: ***none***
Shares in Associated/Dependent Companies of the Issuer: ***none***

Remunerations for the Reporting Period: ***this information is confidential***

Malaev Sergei Vladimirovich
Born: *1971*

Positions over past 5 years:

Period: ***1995 - 1997***
Organization: ***ZAO «Wimm-Bill-Dann Trading Company »***
Area of Operations: ***Production and sale of foods, juices and beverages***
Position: ***Deputy Head of Department for cooperation with subsidiaries***

Period: ***1997 - 1999***
Organization: ***ZAO «Wimm-Bill-Dann Trading Company » (Saint-Petersburg branch)***
Area of Operations: ***Production and sale of foods, juices and beverages***
Position: ***Head of Department***

Period: ***1999 - 1999***
Organization: ***Subsidiary of «Wimm-Bill-Dann Trading Company »***

Area of Operations: ***Production and sale of foods, beverages and juices***
Position: ***Director***

Period: ***1997 – 2001***
Organization: ***ZAO «Wimm-Bill-Dann Trading Company »***
Area of Operations: ***Production and sale of foods, juices and beverages***
Position: ***Project manager***

Period: ***2001 - Present***
Organization: ***OJSC "Lianozovo Dairy"***
Area of Operations: ***Production and sale of foods, juices and beverages***
Position: ***Manager of General department***

Period: ***2001 - Present***
Organization: ***OJSC «Kievsky City Dairy No. 3»***
Area of Operations: ***Production and sale of dairy products***
Position: ***Member of Supervisory Board***

Share in the Issuer's charter capital stock: ***none***
Shares in Associated/Dependent Companies of the Issuer: ***none***

Remunerations for the Reporting Period: ***this information is confidential***

Nemirovsky Alexander Isidorovich
Born: ***1962***

Positions over past 5 years:

Period: ***1996 - 1997***
Organization: ***ZAO «Wimm-Bill-Dann Trading Company »***
Area of Operations: ***Production and sale of foods, juices and beverages***
Position: ***Manager***

Period: ***1997 - 1998***
Organization: ***ZAO «Wimm-Bill-Dann Trading Company »***
Area of Operations: ***Production and sale of foods, juices and beverages***
Position: ***Head of Regional Sales Department***

Period: ***1998 - 1998***
Organization: ***ZAO «Wimm-Bill-Dann Trading Company »***
Area of Operations: ***Production and sale of foods, juices and beverages***
Position: ***Head of regional development project***

Period: ***1998 - 1998***
Organization: ***ZAO «Wimm-Bill-Dann Trading Company »***
Area of Operations: ***Production and sale of foods, juices and beverages***
Position: ***Head of the CIS sales development project***

Period: *1998 – 1998*
Organization: *ZAO «Wimm-Bill-Dann Trading Company »*
Area of Operations: *Production and sale of foods, juices and beverages*
Position: *Head of new projects department*

Period: *1998 – Present*
Organization: *OJSC "Lianozovo Dairy"*
Area of Operations: *Production and sale of foods, beverages and juices*
Position: *Head of information systems department*

Period: *2001 – Present*
Organization: *OJSC «Bishkeksut »*
Area of Operations: *Production and sale of dairy products*
Position: *Member of Board of Directors*

Share in the Issuer's charter capital: ***none***
Shares in Associated/Dependent Companies of the Issuer: ***none***

Remunerations for the Reporting Period: ***this information is confidential***

Nechaeva Olga Igorevna
Born: *1970*

Positions over past 5 years:

Period: *1995 - 1997*
Organization: *Moscow office of "SmithKleinBichem » (Exports) Limited" (Great Britain) in RF*
Area of Operations: *pharmaceutical industry*
Position: *Public relations manager*

Period: *1997 - 1999*
Organization: *ZAO "Moscow – McDonalds"*
Area of Operations: *catering*
Position: *Public relations manager of Marketing office*

Period: *1999 – Present*
Organization: *OJSC "Lianozovo Dairy"*
Area of Operations: *Production and sale of foods, beverages and juices*
Position: *Director of strategic development administration*

Share in the Issuer's charter capital: ***none***
Shares in Associated/Dependent Companies of the Issuer: ***none***

Remunerations for the Reporting Period: ***this information is confidential***

Ufimkin Dmitry Petrovich
Born: ***1970***

Positions over past 5 years:

Period: ***1996 - 1998***
Organization: ***ZAO "Food Production"***
Area of Operations: ***Production and sale of foods, juices and beverages***
Position: ***Head of research and development department***

Period: ***1998 – 1998***
Organization: ***OJSC "Lianozovo Dairy"***
Area of Operations: ***Production and sale of dairy and cultured milk products***
Position: ***Head of research and development department***

Period: ***1998 – 1998***
Organization: ***OJSC "Lianozovo Dairy"***
Area of Operations: ***Production and sale of dairy and cultured milk products***
Position: ***Director of quality control and food development department***

Period: ***1998 - 2000***
Organization: ***ZAO «Wimm-Bill-Dann Trading Company »***
Area of Operations: ***Production and sale of foods, beverages and juices***
Position: ***Expert of scientific center***

Period: ***1998 – 2001***
Organization: ***OJSC "Lianozovo Dairy"***
Area of Operations: ***Production and sale of foods, beverages and juices***
Position: ***Deputy Director of production research***

Period: ***2001 - Present***
Organization: ***OJSC "Lianozovo Dairy"***
Area of Operations: ***Production and sale of foods, beverages and juices***
Position: ***Head of technology administration***
Share in the Issuer's charter capital: ***none***
Shares in Associated/Dependent Companies of the Issuer: ***none***

Remunerations for the Reporting Period: ***this information is confidential***

Filatov Vladislav Stanislavovich
Born: ***1971***

Positions over past 5 years:

Period: ***1996 - 1997***
Organization: ***ZAO «Wimm-Bill-Dann Trading Company »***
Area of Operations: ***Production and sale of foods, juices and beverages***

Position: ***Head of department for cooperation with subsidiaries***

Period: ***1997 – 1997***
Organization: ***OJSC "Lianozovo Dairy"***
Area of Operations: ***Production and sale of foods, beverages and juices***
Position: ***Assistant to General Director***

Period: ***1997 - 1997***
Organization: ***ZAO "Food Production"***
Area of Operations: ***Production and sale of foods, juices and beverages***
Position: ***Advisor on general problems***

Period: ***1997 - 1997***
Organization: ***ZAO «Wimm-Bill-Dann Trading Company »***
Area of Operations: ***Production and sale of foods, juices and beverages***
Position: ***Head of personnel department***

Period: ***1997 - Present***
Organization: ***ZAO «Wimm-Bill-Dann Trading Company »***
Area of Operations: ***Production and sale of foods, juices and beverages***
Position: ***Advisor on general problems***

Period: ***1997 - Present***
Organization: ***Joint-stock company «Wimm-Bill-Dann Netherlands B.V. »***
Area of Operations: ***Trade, import and export of raw materials and consumer goods***
Position: ***Executive director***

Period: ***1998 – Present***
Organization: ***OJSC "Lianozovo Dairy"***
Area of Operations: ***Production and sale of foods, beverages and juices***
Position: ***Manager of general department***
Share in the Issuer's charter capital: ***none***
Shares in Associated/Dependent Companies of the Issuer: ***none***

Remunerations for the Reporting Period: ***this information is confidential***

Plastinin Sergei Arkadievich
Born: ***1968***

Positions over past 5 years:

Period: ***1992 – Present***
Organization: ***TOO "Universal Partnership "Center"***
Area of Operations: ***Production and sale of consumer goods***
Position: ***General Director***

Period: ***1996 – Present***
Organization: ***OOO "Experimental association "Issa"***

Area of Operations: ***Production and sale of consumer goods and foods***
Position: ***General Director***

Period: ***1996 - 1998***
Organization: ***ZAO "Foods Production"***
Area of Operations: ***Production and sales of foods, juices and drinks***
Position: ***Deputy Director***

Period: ***1996 - 1998***
Organization: ***AOZT «Lianfrukt»***
Area of Operations: ***Production and sale of foods, juices and beverages***
Position: ***Deputy Director***

Period: ***1996 – Present***
Organization: ***ZAO "Production and Analytical Group "Rodnik"***
Area of Operations: ***Production and sale of foods***
Position: ***Executive Director***

Period: ***1997 – Present***
Organization: ***OJSC "Lianozovsky Dairy"***
Area of Operations: ***Production and sale of dairy foods***
Position: ***Member of Board of Directors***

Period: ***1997 – Present***
Organization: ***ZAO "PTG WBD"***
Area of Operations: ***Managerial and consulting services***
Position: ***Member of Board of Directors***

Period: ***1997 – Present***
Organization: ***OJSC "Tsaritsinsky Dairy"***
Area of Operations: ***Production and sales of dairy products***
Position: ***Member of Board of Directors***

Period: ***1997 – Present***
Organization: ***OJSC "Children's Milk Products Factory"***
Area of Operations: ***Production and sales of dairy products***
Position: ***Member of Board of Directors***

Period: ***1997 – Present***
Organization: ***OJSC "Ramensky Dairy"***
Area of Operations: ***Production and sales of dairy products***
Position: ***Member of Board of Directors***

Period: ***1997 - Present***
Organization: ***ZAO "Grande-V"***
Area of Operations: ***Production and sales of foods, juices and drinks***
Position: ***Member of Board of Directors***

Period: ***1998 - 1998***
Organization: ***ZAO "Lianozovsky"***
Area of Operations: ***Production and sales of dairy and cultured milk products***
Position: ***Deputy Director***

Period: ***1998 – Present***
Organization: ***ZAO "PTG WBD"***
Area of Operations: ***Managerial and consulting services***
Position: ***Deputy General Director***

Period: ***1998 - Present***
Organization: ***CB "Expobank LLC"***
Area of Operations: ***Banking Services***
Position: ***Member of the Board of Directors***

Period: ***1998 – Present***
Organization: ***OJSC "Siberian Milk"***
Area of Operations: ***Production and sales of dairy products***
Position: ***Member of Board of Directors***

Period: ***1998 – Present***
Organization: ***OJSC "Nizhegorodsky Dairy"***
Area of Operations: ***Production and sales of dairy products***
Position: ***Member of Board of Directors***

Period: ***1998 – Present***
Organization: ***OJSC "Vladivostoksky Dairy"***
Area of Operations: ***Production and sales of dairy products***
Position: ***Member of Board of Directors***

Period: ***2000 - Present***
Organization: ***OJSC "Volga Brewery"***
Area of Operations: ***Production and sales of low alcohol content products***
Position: ***Member of Board of Directors***

Period: ***2000 – Present***
Organization: ***OJSC ""Beer Industry of Primorie"***
Area of Operations: ***Production and sales of beer, malt and kvass***
Position: ***Member of Board of Directors***

Period: ***2000 - Present***
Organization: ***OJSC "Kievsky City Dairy No. 3"***
Area of Operations: ***Production and sales of dairy products***
Position: ***Member of Supervisory Board***

Period: ***2001 – 2001***
Organization: ***OOO "Wimm-Bill-Dann Foods"***
Area of Operations: ***Production and sale of foods, juices and beverages***

Position: *General Director*

Period: ***2001 – Present***
Organization: ***OJSC "Lianozovsky Dairy"***
Area of Operations: ***Production and sale of dairy foods***
Position: ***Advisor to Executive Director***

Period: ***2001 – Present***
Organization: ***OOO "Central European Brewery"***
Area of Operations: ***Production and sales of beer, low alcohol and alcohol-free drinks***
Position: ***Member of Board of Directors***

Period: ***2001 – Present***
Organization: ***OJSC "Moskvoretsky Brewery"***
Area of Operations: ***Production and sales of beer and malt***
Position: ***Member of Board of Directors***

Period: ***2001 – Present***
Organization: ***OJSC "Ufamolagroprom"***
Area of Operations: ***Production and sales of dairy products***
Position: ***Member of Supervisory Board***

Period: ***2001 – Present***
Organization: ***OJSC "Dairy"***
Area of Operations: ***Production and sales of dairy products***
Position: ***Member of Board of Directors***

Period: ***2001 - Present***
Organization: ***OJSC "Bishkeksut"***
Area of Operations: ***Production and sales of dairy products***
Position: ***Member of Board of Directors***

Period: ***2001 - Present***
Organization: ***ZAO "Rubtsovsky Dairy"***
Area of Operations: ***Production and sales of food products***
Position: ***Member of Board of Directors***

Period: ***2001 - Present***
Organization: ***OJSC «Wimm-Bill-Dann Foods»***
Area of Operations: ***Production and sales of foods, juices and drinks***
Position: ***President of Board (Chairman of Managing / Executive Committee)***

Share in the Issuer's charter capital: *12.1623*%
Shares in Associated/Dependent Companies of the Issuer: ***none***

Remunerations for the Reporting Period: ***this information is confidential***

Ardentova Svetlana Valentinovna
Born: ***1973***

Positions over past 5 years:

Period: ***1995 - 1997***
Organization: ***ZAO "WIMM-BILL-DANN Trading Company"***
Area of Operations: ***Production and sales of foods, juices and drinks***
Position: ***Economist***

Period: ***1997 - Present***
Organization: ***OJSC "Lianozovo Dairy"***
Area of Operations: ***Production and sales of milk and dairy products***
Position: ***Director of Finance Department***

Period: ***2001 - Present***
Organization: ***OJSC «Wimm-Bill-Dann Foods»***
Area of Operations: ***Production and sales of foods, juices and drinks***
Position: ***Chief Accountant***

Period: ***2001 - Present***
Organization: ***OJSC «Wimm-Bill-Dann Foods»***
Area of Operations: ***Production and sales of foods, juices and drinks***
Position: ***Member of Board of Directors***

Share in the Issuer's charter capital: ***none***
Shares in Associated/Dependent Companies of the Issuer: ***none***

Remunerations for the Reporting Period: ***this information is confidential***

Byrdin Maxim Olegovich
Born: ***1972***

Positions over past 5 years:

Period: ***1995 - 1997***
Organization: ***ZAO "WIMM-BILL-DANN Trading Company"***
Area of Operations: ***Production and sales of foods, juices and drinks***
Position: ***Executive Director***

Period: ***1997 - 1998***
Organization: ***OJSC "Lianozovo Dairy"***
Area of Operations: ***Production and sales of milk and dairy products***
Position: ***First Deputy General Director***

Period: ***1998 - Present***

Organization: ***OJSC "Lianozovo Dairy"***
Area of Operations: ***Production and sales of milk and dairy products***
Position: ***Executive Director***

Share in the Issuer's charter capital: ***none***
Shares in Associated/Dependent Companies of the Issuer: ***none***

Remuneration for the Reporting Period: ***this information is confidential***

Dubinin, Mikhail Vladimirovich
Born: ***1969***

Positions over past 5 years:
Period: ***1996 - 1999***
Organization: ***ZAO "Foods Production"***
Area of Operations: ***Production and sales of foods, juices and drinks***
Position: ***Deputy Director***

Period: ***1996 - 1997***
Organization: ***ZAO "WIMM-BILL-DANN Trading Company"***
Area of Operations: ***Production and sales of foods, juices and drinks***
Position: ***General Issues Consultant***

Period: ***1997 - 1998***
Organization: ***OJSC "Lianozovo Dairy"***
Area of Operations: ***Production and sales of milk products***
Position: ***Deputy General Director***

Period: ***1997 - Present***
Organization: ***OJSC "Lianozovo Dairy"***
Area of Operations: ***Production and sales of milk products***
Position: ***Member of the Board of Directors***

Period: ***1997 - Present***
Organization: ***ZAO "Grande-V"***
Area of Operations: ***Production and sales of foods, juices and drinks***
Position: ***Member of the Board of Directors***

Period: ***1997 - Present***
Organization: ***OJSC "Ramensky Dairy"***
Area of Operations: ***Production and sales of milk products***
Position: ***Member of the Board of Directors***

Period: ***1997 - Present***
Organization: ***OJSC "Children's Milk Products Factory"***
Area of Operations: ***Production and sales of milk products***
Position: ***Member of the Board of Directors***

Period: *1997 - Present*
Organization: *OJSC "Tsaritsinsky Dairy"*
Area of Operations: *Production and sales of milk products*
Position: *Member of the Board of Directors*

Period: *1997 - Present*
Organization: *ZAO "PTG WBD"*
Area of Operations: *Provision of Management and Consulting Services*
Position: *Member of the Board of Directors*

Period: *1998 - Present*
Organization: *ZAO "PTG WBD"*
Area of Operations: *Provision of Management and Consulting Services*
Position: *Deputy General Director*

Period: *1998 - Present*
Organization: *OJSC "Siberian Milk"*
Area of Operations: *Production and sales of milk products*
Position: *Member of the Board of Directors*

Period: *1998 - Present*
Organization: *OJSC "Nizhegorodsky Dairy"*
Area of Operations: *Production and sales of milk products*
Position: *Member of the Board of Directors*

Period: *1998 - Present*
Organization: *CB "Expobank LLC"*
Area of Operations: *Banking Services*
Position: *Member of the Board of Directors*

Period: *1998 - Present*
Organization: *OJSC "Vladivostoksky Dairy"*
Area of Operations: *Production and sales of milk products*
Position: *Member of the Board of Directors*

Period: *2000 - Present*
Organization: *OJSC "Volga Brewery"*
Area of Operations: *Production and sales of low alcohol content products*
Position: *Member of the Board of Directors*

Period: *2000 - Present*
Organization: *OJSC "Beer Industry of Primorie"*
Area of Operations: *Production and sales of beer, malt and kvass*
Position: *Member of the Board of Directors*

Period: *2000 - Present*
Organization: *OJSC "Kievsky City Dairy №3"*

Area of Operations: ***Production and sales of milk products***
Position: ***Member of the Supervisory Board***

Period: ***2000 - Present***
Organization: ***OJSC "East European Insurance Company"***
Area of Operations: ***Insurance Services***
Position: ***Member of the Board of Directors***

Period: ***2001 - Present***
Organization: ***OJSC "Lianozovo Dairy"***
Area of Operations: ***Production and sales of milk products***
Position: ***Advisor to the Executive Director***

Period: ***2001 - Present***
Organization: ***DZAO "Karasuk Milk"***
Area of Operations: ***Production and sales of milk products***
Position: ***Member of the Board of Directors***

Period: ***2001 - Present***
Organization: ***"Central European Brewing Company LLC"***
Area of Operations: ***Production and sales of beer, low alcohol content and alcohol-free drinks***
Position: ***Member of the Board of Directors***

Period: ***2001 - Present***
Organization: ***OJSC "Bishkeksut"***
Area of Operations: ***Production and sales of milk products***
Position: ***Member of the Board of Directors***

Period: ***2001 - Present***
Organization: ***OJSC "Moskvoretsky Brewery"***
Area of Operations: ***Production and sales of beer and malt***
Position: ***Member of the Board of Directors***

Period: ***2001 - Present***
Organization: ***OJSC "Ufamolagroprom"***
Area of Operations: ***Production and sales of milk products***
Position: ***Member of the Supervisory Board***

Period: ***2001 - Present***
Organization: ***ZAO "Rubtsovsky Dairy"***
Area of Operations: ***Production and sales of food products***
Position: ***Member of the Board of Directors***

Period: ***2001 - Present***
Organization: ***OJSC «Wimm-Bill-Dann Foods»***
Area of Operations: ***Production and sales of foods, juices and drinks***
Position: ***Deputy President of the Board***

Period: ***2001 - Present***
Organization: ***OJSC "Dairy"***
Area of Operations: ***Production and sales of milk products***
Position: ***Member of the Supervisory Board***

Share in the Issuer's charter capital: ***12.1623%***
Shares in Associated/Dependent Companies of the Issuer:
none

Remuneration for the Reporting Period: ***this information is confidential***

Kompaniets Leonid Andreevich
Born: ***1957***

Positions over past 5 years:

Period: ***1995 - Present***
Organization: ***OJSC "Lianozovo Dairy"***
Area of Operations: ***Production and sales of milk and dairy products***
Position: ***Production Director***

Share in the Issuer's charter capital: ***none***
Shares in Associated/Dependent Companies of the Issuer:
Name: ***OJSC "Lianozovo Dairy"***
Share: ***0.67%***

Remuneration for the Reporting Period: ***this information is confidential***

Makarov, Dmitry Alexeevich
Born: ***1965***

Positions over past 5 years:

Period: ***1996 - 1999***
Organization: ***ZAO "APR – Media Publishing"***
Area of Operations: ***Information Services***
Position: ***Deputy General Director***

Period: ***2000 - Present***
Organization: ***OJSC "Lianozovo Dairy"***
Area of Operations: ***Production and sales of foods, juices and drinks***
Position: ***Planning Director***

Period: ***2000 - Present***
Organization: ***OJSC "Siberian Milk"***
Area of Operations: ***Production and sales of milk products***
Position: ***Member of the Board of Directors***

Period: ***2000 - Present***
Organization: ***OJSC "Vladivostoksky Dairy"***
Area of Operations: ***Production and sales of milk products***
Position: ***Member of the Board of Directors***

Period: ***2001 - Present***
Organization: ***DZAO "Karasuk Milk"***
Area of Operations: ***Production and sales of milk products***
Position: ***Member of the Board of Directors***

Period: ***2001 - Present***
Organization: ***ZAO "Rubtsovsky Dairy"***
Area of Operations: ***Production and sales of food products***
Position: ***Member of the Board of Directors***

Share in the Issuer's charter capital: ***none***
Shares in Associated/Dependent Companies of the Issuer:
none

Remuneration for the Reporting Period: ***this information is confidential***

Collective Executive Body has not been formed.
Person performing the functions of the Issuers individual executive body: ***Plastinin, Sergei Arkadievich***

23. Remuneration paid to the members of the Board of Directors (Supervisory Board) and other officers of the Issuer.
Total remuneration amount paid to all persons in Sections 21 and 22 during the reporting period:
Salary (rub.): ***39,000.00***
Bonuses (rub.): ***0***
Commission (rub.): ***0***
Other Considerations (rub.): ***0***
Total (rub.): ***39,000.00***

See also Sections 21 and 22

24. Information on legal entities with Issuer's participation.

Legal entities, in which the Issuer owns not less than 5 per cent of the charter capital:

Name: ***Closed Joint-Stock Company "Production and Analytical Group Rodnik"***
Location: ***103009, Moscow, Bryusov per., d. 8/10, str.2, floor 2, room 13a***
Postal Address: ***103009, Moscow, Bryusov per., d. 8/10, str.2, floor 2, room 13a***
Issuer's share in the charter capital of the legal entity: ***100 %***

Name: ***Open Joint-Stock Company "Lianozovsky Dairy"***
Location: ***127591, Moscow, Dmitrovskoe shosse, d.108***
Postal Address: ***127591, Moscow, Dmitrovskoe shosse, d.108***

Issuer's share in the charter capital of the legal entity: ***81.66 %***

Name: ***Open Joint-Stock Company "Tsaritsinsky Dairy"***
Location: ***115201, Russian Federation, Moscow, 1st Varshavsky Proezd, d.6/10***
Postal Address: ***115201, Russian Federation, Moscow, 1st Varshavsky Proezd, d.6/10***
Issuer's share in the charter capital of the legal entity: ***5.44 %***

25. Shares of all legal entities, in which the Issuer owns more than 5 per cent of the charter capital, and their officers, in the Issuer's charter capital.

25.1 Name: ***Closed Joint-Stock Company "Production and Analytical Group Rodnik"***
Location: ***103009, Moscow, Bryusov per., d.8/10, str.2, floor 2, room 13a***
Postal Address: ***103009, Moscow, Bryusov per., d.8/10, str.2, floor 2, room 13a***
Issuer's share in the charter capital of the legal entity: ***100 %***
This entity's share in the Issuer's charter capital: ***none***
Officers:

25.1.1 ***Plastinin, Sergei Arkadievich***
Functions of this person: ***Individual Executive Body***
This person's share in the Issuer's charter capital: ***17.1318 %***

25.2 Name: ***Open Joint-Stock Company "Lianozovsky Dairy"***
Location: ***127591, Moscow, Dmitrovskoe shosse, d.108***
Postal Address: ***127591, Moscow, Dmitrovskoe shosse, d.108***
Issuer's share in the charter capital of the legal entity: ***81.46 %***
This entity's share in the Issuer's charter capital: ***none***
Officers:

25.2.1 ***Vishnyakov, Mikhail Ivanovich***
Functions of this person: ***Member of the Board of Directors (Supervisory Board)***
This person's share in the Issuer's charter capital: ***4.4141 %***

25.2.2 ***Dubinin, Mikhail Vladimirovich***
Functions of this person: ***Member of the Board of Directors (Supervisory Board)***
This person's share in the Issuer's charter capital: ***17.1318 %***

25.2.3 ***Orlov, Alexander Sergeevich***
Functions of this person: ***Member of the Board of Directors (Supervisory Board)***
This person's share in the Issuer's charter capital: ***9.6818 %***

25.2.4 ***Plastinin, Sergei Arkadievich***
Functions of this person: ***Member of the Board of Directors (Supervisory Board)***
This person's share in the Issuer's charter capital: ***17.1318 %***

25.2.5 ***Iakobashvili, David***
Functions of this person: ***Member of the Board of Directors (Supervisory Board)***
This person's share in the Issuer's charter capital: ***8.8878 %***

25.2.6 *Yaroslavsky, Evgeny Lvovich*
Functions of this person: ***Member of the Board of Directors (Supervisory Board)***
This person's share in the Issuer's charter capital: ***4.3544 %***

25.3 Name: ***Open Joint-Stock Company "Tsaritsinsky Dairy"***
Location: ***115201, Russian Federation, Moscow, 1st Varshavsky Proezd, d.6/10***
Postal Address: ***115201, Russian Federation, Moscow, 1st Varshavsky Proezd, d.6/10***
Issuer's share in the charter capital of the legal entity: ***5.44 %***
This entity's share in the Issuer's charter capital: ***none***
Officers:

25.3.1 *Yevdokimov, Viktor Yegorovich*
Functions of this person: ***Member of the Board of Directors (Supervisory Board)***
This person's share in the Issuer's charter capital: ***1.269 %***

25.3.2 *Vishnyakov, Mikhail Ivanovich*
Functions of this person: ***Member of the Board of Directors (Supervisory Board)***
This person's share in the Issuer's charter capital: ***4.4141 %***

25.3.3 ***Dubinin, Mikhail Vladimirovich***
Functions of this person: ***Member of the Board of Directors (Supervisory Board)***
This person's share in the Issuer's charter capital: ***17.1318 %***

25.3.4 ***Orlov, Alexander Sergeevich***
Functions of this person: ***Member of the Board of Directors (Supervisory Board)***
This person's share in the Issuer's charter capital: ***9.6818 %***

25.3.5 ***Plastinin, Sergei Arkadievich***
Functions of this person: ***Member of the Board of Directors (Supervisory Board)***
This person's share in the Issuer's charter capital: ***17.1318 %***

25.3.6 ***Iakobashvili, David***
Functions of this person: ***Member of the Board of Directors (Supervisory Board)***
This person's share in the Issuer's charter capital: ***8.8878 %***

26. Other affiliated companies of the Issuer.

26.1 Name: ***Open Joint-Stock Company "Nizhegorodsky Dairy"***
Location: ***603309, Nizhny Novgorod, , ul. Larina, d.19***
Postal Address: ***603309, Nizhny Novgorod, , ul. Larina, d.19***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.2 Name: ***Open Joint-Stock Company "Siberian Milk"***
Location: ***603088, Novosibirsk, ul. Petukhova, d.33***
Postal Address: ***603088, Novosibirsk, ul. Petukhova, d.33***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.3 Name: ***Open Joint-Stock Company "Vladivostoksky Dairy"***
Location: ***690087, Vladivostok, ul. Strelochnaya, d.19***
Postal Address: ***690087, Vladivostok, ul. Strelochnaya, d.19***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.4 Name: ***Open Joint-Stock Company "Tsaritsinsky Dairy"***
Location: ***115201, Moscow, 1st Varshavsky Proezd, d.6/10***
Postal Address: ***115201, Moscow, 1st Varshavsky Proezd, d.6/10***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.5 Name: ***Open Joint-Stock Company "Ramensky Dairy"***
Location: ***140000, Moscow Region, Ramenskoye, Transportny Proezd. d.1***
Postal Address: ***140000, Moscow Region, Ramenskoye, Transportny Proezd. d.1***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.6 Name: ***Open Joint-Stock Company "Kievsky City Dairy №3"***
Location: ***Ukraine, Kiev Region, Vishnevskoe, ul. Promyshlennaya, d.7***
Postal Address: ***Ukraine, Kiev Region, Vishnevskoe, ul. Promyshlennaya, d.7***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.7 Name: ***Closed Joint-Stock Company "Dary Valdaya"***
Location: ***174350, Novgorod Region, Okulovka, ul. Tsentralnaya, d.5***
Postal Address: ***174350, Novgorod Region, Okulovka, ul. Tsentralnaya, d.5***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.8 Name: ***Limited Liability Company "Lianozovo-Samara"***
Location: ***443111, Samara, ul. Fadeeva, 64-A***
Postal Address: ***443111, Samara, ul. Fadeeva, 64-A***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.9 Name: ***Associated Closed Joint-Stock Company "Karasuk Milk"***
Location: ***632810, Karasuk, ul. Radischeva, d.16***
Postal Address: ***632810, Karasuk, ul. Radischeva, d.16***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.10 Name: ***Limited Liability Company "Wimm-Bill-Dann Izhora"***
Location: ***188512, Leningrad Region, Lomonosovsky District, Gorbunki, d.2***
Postal Address: ***188512, Leningrad Region, Lomonosovsky District, Gorbunki, d.2***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.11 Name: ***Limited Liability Company "Nevsky Dairy Trading House"***
Location: ***194902, Saint-Petersburg, Vyborgskoye shosse, d.226, lit.A***
Postal Address: ***194902, Saint-Petersburg, Vyborgskoye shosse, d.226, lit.A***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.12 Name: ***Limited Liability Company "Wimm-Bill-Dann Agro"***
Location: ***109028, Moscow, Yauzsky Boulevard, d.16/15, room 306***
Postal Address: ***109028, Moscow, Yauzsky Boulevard, d.16/15, room 306***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.13 Name: ***Open Joint-Stock Company "Dairy"***
Location: ***353760, Timashevsk, Krasnodar Region. ul. Gibridnaya, d.2***
Postal Address: ***353760, Timashevsk, Krasnodar Region. ul. Gibridnaya, d.2***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.14 Name: ***Closed Joint-Stock Company "Wimm-Bill-Dann Purchaser"***
Location: ***103009, Moscow, ul. Tverskaya, d.9/17, str.3, room 66***
Postal Address: ***103009, Moscow, ul. Tverskaya, d.9/17, str.3, room 66***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.15 Name: ***Limited Liability Company "Ramenskoye Milk"***
Location: ***123242, Moscow, ul. Bolshaya Gruzinskaya, d.14, str.1***
Postal Address: ***123242, Moscow, ul. Bolshaya Gruzinskaya, d.14, str.1***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.16 Name: ***Limited Liability Company "Semiruchye"***
Location: ***174710, Novgorod Region, Okulovsky District, Kulotino, Prospekt Sovetsky, d.1***
Postal Address: ***174710, Novgorod Region, Okulovsky District, Kulotino, Prospekt Sovetsky, d.1***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.17 Name: ***Limited Liability Company "Wimm-Bill-Dann Rostov-na-Donu"***
Location: ***344007, Rostov-na-Donu, ul. Lugovaya. d.12***
Postal Address: ***344007, Rostov-na-Donu, ul. Lugovaya. d.12***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.18 Name: ***Limited Liability Company "Wimm-Bill-Dann Vladivostok"***
Location: ***690088, Vladivostok, ul. Strelochnaya, d.19***
Postal Address: ***690088, Vladivostok, ul. Strelochnaya, d.19***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.19 Name: ***Limited Liability Company "Ramenskiye Juices"***
Location: ***140100, Moscow Region, Ramenskoye, Transportny Proezd, d.1***
Postal Address: ***140100, Moscow Region, Ramenskoye, Transportny Proezd, d.1***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.20 Name: ***Limited Liability Company "Kupinskoye Milk"***
Location: ***632740, Novosibirsk Region, Kupino. ul. Elevatorskaya, d.54***
Postal Address: ***632740, Novosibirsk Region, Kupino. ul. Elevatorskaya, d.54***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.21 Name: ***Closed Joint-Stock Company " WIMM-BILL-DANN Trading Company"***
Location: ***103009, Moscow, Bryusov per., d.8/10. str.2, floor 2, room 17***
Postal Address: ***103009, Moscow, Bryusov per., d.8/10. str.2, floor 2, room 17***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.22 Name: ***Joint-Stock Company "Wimm-Bill-Dann Netherlands B.V. (the Netherlands)***
Location: ***Prins Hendriklaan 49, BA Amsterdam, the Netherlands***
Postal Address: ***Prins Hendriklaan 49, BA Amsterdam, the Netherlands***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.23 Name: ***Associated Company "Wimm-Bill-Dann" (Ukraine)***
Location: ***252057, Kiev-57, ul. Ezhena Potier, d.12***
Postal Address: ***252057, Kiev-57, ul. Ezhena Potier, d.12***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.24 Name: ***Wimm Bill Dann Israel Ltd (Israel)***
Location: ***11 Moshe Levi St., Rishon Le Zion, Izrael***
Postal Address: ***11 Moshe Levi St., Rishon Le Zion, Izrael***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.25 Name: ***Closed Joint-Stock Company "Podmoskovnoye Milk"***
Location: ***125047, Moscow, ul. Butyrsky Val, d.1, board room***
Postal Address: ***125047, Moscow, ul. Butyrsky Val, d.1, board room***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.26 Name: ***Open Joint-Stock Company "Bishkeksut"***
Location: ***Kyrgyz Republic, Bishkek, Prospekt Chuy, d.12A***
Postal Address: ***Kyrgyz Republic, Bishkek, Prospekt Chuy, d.12A***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.27 Name: ***Limited Liability Company "Wimm-Bill-Dann Krasnoyarsk"***
Location: ***660059, Krasnoyarsk, ul. Kommunisticheskaya, d.2***
Postal Address: ***660059, Krasnoyarsk, ul. Kommunisticheskaya, d.2***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.28 Name: ***Limited Liability Company "Nectarine"***
Location: ***630088, Novosibirsk, ul. Petukhova, d.33***
Postal Address: ***630088, Novosibirsk, ul. Petukhova, d.33***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.29 Name: ***Limited Liability Company "Fruit Rivers"***
Location: ***103009, Moscow. Bryusov per., d.8/10. str.2. floor 2. room 8***
Postal Address: ***103009, Moscow. Bryusov per., d.8/10. str.2. floor 2. room 8***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.30 Name: ***Closed Joint-Stock Company "Foods Production"***
Location: ***125047, Moscow, ul. Butyrsky Val, d.1, board room***
Postal Address: ***125047, Moscow, ul. Butyrsky Val, d.1, board room***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.31 Name: ***Limited Liability Company "ISSA Experimental Company"***
Location: ***103460, Moscow, Zelenograd, proezd 4922, Yuzhnaya prom. zona, str.2, room 203***
Postal Address: ***103460, Moscow, Zelenograd, proezd 4922, Yuzhnaya prom. zona, str.2, room 203***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.32 Name: ***Limited Liability Company "Vitafrukt"***
Location: ***103009, Moscow, ul. Tverskaya. d.10, str.3***
Postal Address: ***103009, Moscow, ul. Tverskaya. d.10, str.3***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.33 Name: ***Limited Liability Company "Fruktola"***
Location: ***103009, Moscow, ul. Tverskaya. d.10, str.1, room 574***
Postal Address: ***103009, Moscow, ul. Tverskaya. d.10, str.1, room 574***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.34 Name: ***Closed Joint-Stock Company "Lianozovsky"***
Location: ***103006, Moscow, ul. Sadovaya-Triumfalnaya, d.18-20, board room***
Postal Address: ***103006, Moscow, ul. Sadovaya-Triumfalnaya, d.18-20, board room***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.35 Name: ***Limited Liability Company "Juices of Siberia"***
Location: ***630088, Novosibirsk, ul. Petukhova, d.33***
Postal Address: ***630088, Novosibirsk, ul. Petukhova, d.33***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.36 Name: ***Limited Liability Company "Volzhskie Juices"***
Location: ***603600, Nizhny Novgorod, GSP-309, ul. Larina, d.19***
Postal Address: ***603600, Nizhny Novgorod, GSP-309, ul. Larina, d.19***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.37 Name: ***Limited Liability Company "Wimm-Bill-Dann Irkutsk"***
Location: ***664000, Irkutsk, ul. Rozy Luxembourg, d.184***
Postal Address: ***664000, Irkutsk, ul. Rozy Luxembourg, d.184***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.38 Name: ***Limited Liability Company "Wimm-Bill-Dann Ufa"***
Location: ***450078, Bashkortostan Republic, Ufa, ul. Vladivostokskaya, d.1a***
Postal Address: ***450078, Bashkortostan Republic, Ufa, ul. Vladivostokskaya, d.1a***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.39 Name: ***Open Joint-Stock Company " Children's Milk Products Factory "***
Location: ***127591, Moscow, Dmitrovskoye shosse, d.108A***
Postal Address: ***127591, Moscow, Dmitrovskoye shosse, d.108A***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.40 Name: ***Limited Liability Company "Central European Brewing Company"***
Location: ***109028, Moscow, Yauzsky Boulevard, d.16/15, room 306***
Postal Address: ***109028, Moscow, Yauzsky Boulevard, d.16/15, room 306***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.41 Name: ***Closed Joint-Stock Company "Rubtsovsky Dairy"***
Location: ***658203, Russian Federation, Altai Region, Rubtsovsk, ul. Stroitelnaya, d.32***
Postal Address: ***658203, Russian Federation, Altai Region, Rubtsovsk, ul. Stroitelnaya, d.32***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.42 Name: ***Limited Liability Company "Anninskoye Milk"***
Location: ***396200, Russia, Anna, Voronezh Region, ul. Sevastopolskaya, d.4***
Postal Address: ***396200, Russia, Anna, Voronezh Region, ul. Sevastopolskaya, d.4***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.43 Name: ***Limited Liability Company "Wimm-Bill-Dann Novosibirsk"***
Location: ***630088, Russia, Novosibirsk, Petukhov Street, 33***
Postal Address: ***630088, Russia, Novosibirsk, Petukhov Street, 33***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.44 Name: ***Wimm-Bill-Dann Germany GmbH***
Location: ***10117, Berlin, Charlottenstr, 57***
Postal Address: ***10117, Berlin, Charlottenstr, 57***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.45 Name: ***Limited Liability Company "Wimm-Bill-Dann Omsk"***
Location: ***644024, Russia, Omsk, Lermontov Street, 46***
Postal Address: ***644024, Russia, Omsk, Lermontov Street, 46***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.46 Name: ***Limited Liability Company "Don Dairy Trade House Wimm-Bill-Dann "***
Location: ***344082, Russia, Rostov-on-Don, Bratskiy per., 17***
Postal Address: ***344082, Russia, Rostov-on-Don, Bratskiy per., 17***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.47 Name: ***Limited Liability Company "Krasnodar Dairy Trade House Wimm-Bill-Dann"***
Location: ***350000, Russia, Krasnodar, Moskovskaya Street, 69***
Postal Address: ***350000, Russia, Krasnodar, Moskovskaya Street, 69***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.48 Name: ***Limited Liability Company "Omsk Dairy Trade House Wimm-Bill-Dann"***
Location: ***644036, Russia, Omsk, Kazakhstanskaya Street, 46***
Postal Address: ***644036, Russia, Omsk, Kazakhstanskaya Street, 46***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.49 Name: ***Limited Liability Company "Ural Dairy Trade House Wimm-Bill-Dann"***
Location: ***Russia, Ekaterinburg***
Postal Address: ***620014, Russia, Ekaterinburg, Papanin Street, 7a-44***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.50 Name: ***Limited Liability Company "Khabarovsk Dairy Trade House Wimm-Bill-Dann"***
Location: ***680023, Russia, Khabarovsk, Respublikanskaya Street, 17***
Postal Address: ***680023, Russia, Khabarovsk, Respublikanskaya Street, 17***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.51 Name: ***Limited Liability Company ChoP "Municipal Security Agency"***
Location: ***109028, Russia, Moscow, Yauzskiy bulvar, 16/15***
Postal Address: ***109028, Russia, Moscow, Yauzskiy bulvar, 16/15***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.52 Name: ***Limited Liability Company "Wimm-Bill-Dann Central Asia"***
Location: ***Kyrgyzskaya republic, Bishkek, Prospect Chuy, 12***
Postal Address: ***Kyrgyzskaya Republic, Bishkek, Prospect Chuy, 12***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.53 Name: ***Limited Liability Company "Novokuznetzk Dairy Trade House Wimm-Bill-Dann"***
Location: ***Novokuznetzk***
Postal Address: ***654002, Russia, Kemerovskaya region, Novokuznetzk, Murmanskaya Street, 49a***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.54 Name: ***Limited Liability Company "Wimm-Bill-Dann Kazan"***
Location: ***420049, Russia, Tatarstan Republic, Kazan, Esperanto Street, 2***
Postal Address: ***420049, Russia, Tatarstan Republic, Kazan, Esperanto Street, 8***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

26.55 Name: ***Limited Liability Company "Tol'yatti Dairy Trade House Wimm-Bill-Dann"***
Location: ***445043, Russia, Samara region, Tol'yatti, Kommunal'naya Street, 28***
Postal Address: ***445043, Russia, Samara region, Tol'yatti, Kommunal'naya Street, 28***
Issuer's share in the charter capital of the legal entity: ***none***
This entity's share in the Issuer's charter capital: ***none***

27. Issuer's participation share in the charter capital of affiliated legal entities.
See sections 24, 25, 26

28. Participation share of the Issuer's affiliated companies, their founders and officers in the Issuer's charter capital.
See sections 24, 25, 26

29. Persons having 5 and more percent votes in the Issuer's supreme executive body.

Yushvaev, Gavril Abramovich
Share: ***18.8021%***

Dubinin, Mikhail Vladimirovich
Share: ***12.1623%***

Plastinin, Sergei Arkadievich
Share: ***12.1623%***

Orlov, Alexander Sergeevich
Share: *6.873%*

Timokhins Alexanders
Share: *6.9483%*

Iakobashvili, David
Share: *6.4053%*

30. Issuer's participation in industrial, banking and financial groups, holdings, concerns and associations.
None

31. Issuer's subsidiaries and representative offices.
None

32. Number of Issuer's employees.
Average number of Issuer's employees, including those working in its subsidiaries and representative offices, for the reporting period: *9*

33. Description of Issuer's primary areas of operations.

As of the approval date of the present Prospectus, the Issuer, due to its incorporation in 2001, has not performed any operations of producing and/or selling goods (works, services). The principal activity of the Issuer is the control and management of a group of associated and affiliated companies listed in the present Prospectus, which produce and sell milk (dairy) products and juices (drinks, nectars) (further, in combination with the Issuer referred to as the WBD Group).

General Development of the Industry (General Trends).

The Russian market of milk (dairy) products and juices (drinks, nectars) had been steadily growing in the period between the breakdown of the USSR and the 1998 financial crisis, after which a significant drop in consumption followed. By 2000 the market has largely recovered. According to the data of the Russian Union of Juice Producers, total consumption of Russian and imported products and the market of juices and juice-containing drinks amounted in 1998 to 655 mln. liters, in 1999 – to 548 mln. liters, in 2000 – 674 mln. liters. The growth of income of the Russian citizens and the increasing preference for juices over fruit, along with the simultaneous growth in demand for a wide range of milk and dairy products, shall provide for the more active consumption of vitamin-rich quality products of various flavors and nutritional characteristics.
Due to the fact that the Issuer was incorporated in 2001, it is impossible to provide comparative data reflecting the Issuer's activities in the sector.
In the first half of 2001 about 72% of WBD Group's net revenue came from the sales of dairy products. According to AC Nielsen's data based on the research in nine largest Russian cities, including Moscow and Saint-Petersburg, in 2000 the WBD Group occupied the leading position in all types of packaged dairy products, except for pasteurized milk, with 38% by volume of traditional and vitamine-fortified dairy products and 53% of dairy desserts. In the juice sector, according to the data of the Russian Union of Juice Producers, as of the end of 2000, the WBD Group occupied 38% of the national market and 46% of the market in Moscow and the Moscow Region – the largest juice consumers in Russia.
Such market presence of the WBD Group on the market is partially explained by a wide range of products. For example, according to the research undertaken by the Association of Independent Marketing Consultants – a Russian company specializing in studying market situation – in 2000 in Moscow the level of customer awareness of "J-7", "100% Gold" and "Lyubimy Sad" brands amounted, respectively, to 99%, 75% and 62%.

History of the Issuer's foundation and activities.

Open Joint-Stock Company "Wimm-Bill-Dann Foods" (hereinafter referred to as the Issuer or WBD) was founded in 2001. The purpose of its creation was to consolidate several production and trading companies, whose shares had been privately owned by a group of persons and were transferred to WBD by including them in the charter capital during its creation in 2001.

The story of WBD Group began in 1992, when the first company owned by a group of persons rented a production line at the Lianozovsky Dairy and purchased the first lot of juice concentrates and packaging materials. November 25, 1992 WBD Group produced its first pack of juice under the Wimm-Bill-Dann brand. This name had been chosen in order to attract consumers, who at that point preferred imported products due to their novelty to the market, and also because of the prevailing belief in the higher quality of imported goods. From the very first appearance on the market the name Wimm-Bill-Dann turned into a brand, known to and popular among the majority of Russian consumers.

Plans of the Issuer's future activities:

Due to the specifics of the Issuer's primary area of operations, the Issuer's future activities plans should include the increase in efficiency of WBD Group management. The Issuer's future activities plans are tightly connected with the plans of WBD Group.

The WBD Group is constantly striving to dynamically develop its business and achieve further competitive advantages.

Preparation of the raw material base is the grounds for producing quality dairy products under the Wimm-Bill-Dann brand. The "Milk Rivers" program is aimed at collaborating with major suppliers of raw milk having an extensive record of work with the WBD Group and a sound financial situation. Under this program WBD Group purchases milking, refrigerating and harvesting machinery from the leading producers, such as De Laval, Westphalia, Kirovets-Landtechnik, and leases it to the milk suppliers on long-term conditions.

The growing dairy market demands an increase in production volumes without a decline in quality. An increase in juice production capacity is also planned.

One of the main competitive advantages of the WBD Group is its powerful and well-established network of independent distributors. In order to support the steady growth of sales, Cash&Carry stores will continue to be built. The growth of additional income is planned through both promoting the primary brands of the WBD Group on the regional markets, and expanding the product range in order to fill major consumer segments, both in terms of flavors and prices. In general, the plans of future activities of the Issuer and the WBD Group include an intention to fully satisfy the demand of legal entities and private persons in products (works, services), produced (performed, provided) in accordance with its By-laws, and to receive profits.

Major Types of Products.

Taking into consideration the fact that the Issuer was only incorporated in 2001, there is no opportunity to determine the major types of products (services).

At the same time, the WBD Group produces and sells milk and dairy products, mineral water, fruit and vegetable juices and drinks, baby food.

Due to the fact that in 2001 the Issuer has no obligation to provide consolidated financial reports, there is no opportunity to specify the major types of products for the WBD Group in general. For example, product types providing over 10% of sales volume (revenue) of OJSC "LMK" – the leading enterprise of the WBD Group, are as follows:

	1998	*1999*	*2000*
Sterilized milk	*36,3%*	*34,3%*	*29,3%*
Viscous yogurt	*23,9%*	*27,7%*	*27,1%*

WBD Group exports are represented by the morses (fruit drinks) produced by the WBD Group.

Major Types of Activities.

The priority sphere of operations for the Issuer, incorporated in 2001, is the control and management of the WBD Group.

The Issuer has no information on the major types of activities and major types of products for the past three years, since there exist no financial reports for these periods.

The main spheres of activities for the WBD Group are the production and sales (wholesale and retail) of foods (milk and dairy products, mineral water, fruit and vegetable juices and drinks, baby food), as well as the organization of production and sales of these products.

Taking into consideration the fact that the Issuer has no consolidated financial reports, it is impossible to determine the share of sales volume for the WBD Group in general. At the same time, the leading enterprise of the WBD Group – OJSC "LMK" – produces and sells dairy products as follows:

1998 - 88.29%

1999 - 87.88%

2000 - 85.72%

Sources of raw materials and services.

The Issuer has no suppliers of tangible assets, since, as mentioned above, it does not perform independent activities in the sphere of production and sales of products. Raw materials for the WBD Group are supplied by Russian producers. The Tetra Pak company is one of the leading suppliers of packaging for the WBD Group (at the same time, due to the absence of the Issuer's consolidated financial reports, it is impossible to determine the share of this supplier in the total volume of supplies). The source of raw materials for the dairy products is raw milk produced on the territory of Russia. The source of raw materials for juices and juice-containing drinks are fruit and vegetable concentrates, the origin of which depends on the area of their growth (e.g. apple – Southern Russia, tomatoes – Eastern and Central Europe).

Product Markets.

Due to the specifics of the Issuer's primary activity, the market for its products is determined by the quantity and location of the enterprises in the WBD Group.

At present the WBD Group market is not limited to the territory of Russia. There exists a plan to expand the market and sell the Group's products in other countries. Apart from the ones already mentioned, the only major factor of possible decrease in demand for the Group's products would be a sharp decrease in the population's purchasing capacity, since the Group's products belong to the convenience category. The strengthening of positions of the foreign dairy producers is possible in the case of considerable investments into building new factories on the territory of Russia.

Stock Management Practices.

Considering the fact that the Issuer is just beginning to conduct operating activities, the practices of managing working capital and stocks have not yet been formed.

WBD Group policy towards working capital and stocks has not been formed due to the absence of consolidated financial reports. At the same time, OJSC "LMK" deals with this issue in the following way:

Due to the production of large volumes and wide range of products, stocks are limited to 2-3 days. $K_{working\ stock}=N/Z_{av}$, *where*

N - sales revenue; F№2 p.10

Z_{av} *– average size of stock per period = 0.5 (F1 p.210 beg. - F1 p.210 end)*

$K_{working\ stock} = 5191147/(628281-567937)*0.5=172$

Method suggested by the book: A.D. Sheremet, R.S. Saifulin "Methods of Finance Analysis"

As of 01.01.2001 the enterprise has decreased the norms of stocks in the warehouses.

Seasonal Character of Operations:

The Issuer's primary activity does not depend on the season.

As for the WBD Group, the highest demand for dairy products is in the winter period, when Russian milk production falls to the minimum. In contrast, the demand for dairy products decreases in the summer, while raw milk production reaches its maximum.

Future Obligations.

In order for OJSC "LMK" to issue documentary bearer bonds in the amount of 500 000 units, with the

nominal price of 1000 rubles each, the Issuer has signed an agreement, in which Open Joint-Stock Company "Wimm-Bill-Dann Foods" grants a guarantee to Open Joint Stock Company "Lianozovsky Dairy", in the form of obligation on behalf of OJSC "Wimm-Bill-Dann Foods" to bear responsibility for the issuer's (OJSC "Lianozovsky Dairy") fulfillment of obligation towards the bond bearers to retire the full sum of the issue amounting to 500 000 000 rubles, in a timely manner. The Issuer's fulfillment of the obligation for OJSC "LMK" would have no substantial impact on the Issuer's activities.

There exist no further obligations of the Issuer.

The WBD Group performs and plans to perform signing of purchase contracts for raw materials, as well as sales contracts for its products.

Major Competitors:

The Issuer, due to the specifics of its operations, has no competitors.

The principal competitors of the WBD Group include the enterprises of the Danone and Parmalat groups, OJSC "Ostankinsky Dairy", OJSC "Cherkizovsky Dairy", Multon and Petmol in Saint-Petersburg, OJSC "Lebedyansky" in the Kuban Region, Nidan-Ecofrukt in Novosibirsk and other major producers of dairy and juice products.

Risk Factors.

The state of dairy and juice market strongly depends on political, economical and social uncertainties, connected with the general conditions of development of the Russian economy, changes in the population's purchasing capacity and crop yields of fruit and berries.

Following is a description of risks common for the activities of the Issuer and the activities of the WBD Group in general.

Political Risks

Beginning from 1991 Russia has been living in the stage of transition from the single-party system with a centralized economy to the system of democratic pluralism directed towards market conditions. As a result of rapid reforms, and due to the fact that some of them failed, the Russian political system remains unprotected from demonstrations of population's discontent, as well as from disturbances among certain social and ethnic groups of the population. Lack of political stability and stability in the government may have a negative effect on the value of foreign investments in Russia. A conflict between the federal and regional governments may destabilize the environment in which the WBD Group operates, which would limit WBD's capacity for long-term planning of its activities and have a negative effect on the integrity of investments in Russia. The Russian Federation includes 89 political subdivisions, some of which have considerable powers regarding their internal matters, in accordance with the agreements they signed with the federal government. In practice, the division of powers between the federal and regional governments is still unclear and subject to debate. This uncertainty may impede WBD's operations and have a negative effect on its capacity to expand its activities.

Furthermore, ethnic, religious, historical and other differences may lead to the appearance of social tensions and armed conflicts. In the period between 1994 and 1996, as well as from 1999 and onwards, the Russian Armed Forces have participated in large-scale surface and airborne operations in Chechnya, which led to the disruption of normal economic activity in Chechnya and caused damage to the economy of the neighboring regions. The spread of violence, as well as measures aimed at its liquidation, such as calling state of emergency, may impede our company's operations and have a negative effect on its capacity to expand its activities.

Economic Risks.

Lack of economic stability in Russia may have a negative effect on the operations of the Issuer and the WBD Group.

The collapse of the Soviet Union was followed by various events in the Russian economy, such as:

- *considerable decrease in the amount of gross domestic product;*
- *hyperinflation;*
- *lack of stability of the national currency;*
- *high national debt with respect to gross domestic product;*

- *weak banking system conditioning low liquidity of Russian companies;*
- *high ratio of unprofitable enterprises continuing their operations due to the absence of effective bankruptcy procedures;*
- *wide spread of barter transactions and nonliquid promissory notes in commercial operations;*
- *wide-spread tax evasion;*
- *growth of 'gray' and 'black' economies;*
- *all-embracing outflow of capital;*
- *high level of corruption and organized crime's interference in economy;*
- *considerable growth of unemployment and subemployment; and*
- *increasing pauperization of the larger part of Russian population.*

The Russian economy is prone to sharp declines. For example, August 17, 1998, in the conditions of rapidly deteriorating economic situation, the Russian government called a default on the issued ruble government securities. The Central Bank discontinued support of the ruble and introduced a temporary moratorium on certain payments in hard currency. These actions led to a rapid strong decline in the ruble exchange rate, an immediate increase in the inflation rate, a dangerous fall in prices of Russian stocks and bonds, as well as the inability of Russian issuers to raise capital on international capital markets.

These problems aggravated as a result of a partial collapse of the Russian banking sector following the events of August 17, 1998, which was demonstrated by the revocation of licenses of the leading Russian banks. As a result of this, the capacity of the banking sector to perform its function as a stable source of liquidity for the Russian companies further decreased, and in some cases depositors lost their money deposited in banks.

There is no guarantee that the latest trends in the Russian economy, such as growth of gross domestic products, relative stability of the ruble and insignificant inflation, will continue, and that there will be no abrupt changes in this sphere. Moreover, recent fluctuations of global oil and gas prices, strengthening of the real exchange rate of ruble in respect to the US dollar and the consequences of the weakened monetary policy, as well as other factors, may have a negative effect of Russian economy and future activities of our company.

Russian infrastructure is in a sorry state, which could lead to disruption of the company's normal economic activity.

Most of Russia's infrastructure dates back to Soviet times and over the last decade no capital investments have been made and no technical maintenance has been done. In the most deplorable condition are railway and highway infrastructure, power facilities, communications systems, and housing. Last winter, a shortage of electricity and heat in the Primorksy region, located in Russia's Far East, seriously damaged the region's economy. In August 2000 a fire at the main television tower in Moscow disrupted television and radio broadcasting, as well as the operation of mobile telephones for several weeks. Roads throughout Russia are in poor condition, and most of them do not meet minimum quality standards. The federal government is actively examining plans to reorganize the country's system of rail, power, and telephone lines. Any such reorganization may lead to higher prices and tariffs for rail transport, electricity, and telephone services in combination with the impossibility of obtaining the expected volume of capital investments needed for repairs, maintenance, and modernization of these systems.

The deterioration of Russia's infrastructure is harming the country's economy, leading to disruption in deliveries of goods and services and higher costs of doing business in Russia, and may result in a disruption of commercial operations, which could materially and adversely affect the operations of the Issuer and WBD Group.

Inn the past, Russia has received substantial financing from several foreign governments and international organizations, including the International Monetary Fund (IMF). After the events of August 17, 1998, the IMF halted lending to Russia. Moreover, in January 2001 the Russian government missed payments on Soviet-era debt to the Paris Club of official creditors, although Russia subsequently resumed payment of the entire amount to the Paris Club. If the IMF does not provide financing in the future or an agreement is not reached with the Paris Club, the Russian government may not receive further financial support from other international organizations and foreign states and may find itself unable to pay its debts. Furthermore, the Russian government was unable to raise funds on international capital markets after July 1998 and probably is unable to do so in the near future. The amount of foreign debt that must be paid by the Russian government in 2003 may prove substantial, which will contribute to greater risk of default by the Russian government in the future.

The inability of the Russian government to obtain financing from the IMF and other international financial organizations, as well as its inability to venture onto international capital markets, may lead to direct or indirect monetary financing of the budget deficit, which will create pressure on inflation and the value of the ruble, which, in turn, may have a significant adverse effect on the operations of the Issuer and WBD Group and the value of foreign investments in Russia.

The instability of the world economy may adversely affect the state of the Russian economy and the activities of our company.

The Russian economy is affected by the decline in the world market and slump in business activity in other countries. As has already happened in the past, financial problems or the appearance of new risks associated with investments in developing countries may result in a lower volume of foreign investments in Russia. Furthermore, because Russia produces and exports large volumes of oil, the price of oil on the world market has a special influence on the Russian economy, and a decline in oil prices may hamper development of the Russian economy or lead to its disruption. The existence of the aforesaid factors may materially restrict our company's access to sources of financing and may adversely affect the purchasing ability of our clients and the activities of WBD Group as a whole.

Social risks

Crime and corruption may deprive the Issuer and WBD Group of the ability to render services to clients and carry out economic activity at the highest level, which may have a substantial adverse impact on the financial condition and results of both the Issuer and WBD Group as a whole.

The political and economic changes that have taken place in Russia since the beginning of the 1990s led to a weakening of law and order in society and an increase in criminal offences. Significant growth of organized crime, particularly in the major capital centers, has been seen. The number of crimes against property rose substantially in major centers. In addition, articles in the Russian and international press report a high level of corruption among state employees in Russia and other CIS countries, including bribing public officials to have criminal proceedings launched by state authorities. Also described in the press are instances of involvement of state employees in individual investigations and court actions aiming to support the interests of the government and individual officials. Furthermore, the appearance of such reports in the press attest that many Russian mass media periodically publish tendentious articles for monetary gain. Illegal activity, corruption, or fabrications concerning the involvement of our company in illegal activity may adversely affect the operations of the Issuer and WBD group.

Social instability may lead to increased popularity among the population of the idea of restoration of centralized power, nationalism, and violence, and thereby materially influence the effectiveness of our company's activities.

The inability of state enterprises and many private enterprises to pay wages regularly, and the discrepancy between between the level of wages and monetary benefits as a whole to the rapid rise in the cost of living has led, and may lead in the future, to disturbances in the system of employment and public relations. For example, in 1998, miners in several regions of Russia went on strike demanding payment of wage arrears. As a result, traffic was halted on some major rail routes. Disturbances of this kind in the system of employment and public relations may have political, social, and economic consequences, for example, an increase in the popularity of the idea of a return to centralized power, a rise in nationalistic tendencies with restriction of the participation of foreign capital in Russia's economy, and an outburst of violence. Any of these factors may lead to small scales of activity of our company and lower sales income, thereby having a significant adverse effect on the activities of WBD.

Technical risks

Technical risks consists of risks associated with the operations of the Issuer or WBD Group and external risks.

Risks associated with the operations of the Issuer or WBD Group are minimal, considering that operations are conducted on the latest equipment of both Russian and foreign manufacture.

The activities of the Issuer or WBD Group may be affected by failures caused by third parties (for example, breakdowns in transportation routes may result in losses to the Issuer or WBD Group).

Environmental risks

Environmental risks are also determined by two factors: the activities of the Issuer or WBD Group and external influences. The specific nature of the activities of the Issuer and the production and trade enterprises of WBD Group (activity not associated with dangerous production) permit the conclusion that so-

called "internal" environmental risks are insignificant.

Without question, there are real environmental risks not associated with the activities of the Issuer or WBD group.

The existence of harmful factories, nuclear power plants, etc. in the Russian Federation means that one must allow the possibility of a technogenic accident that will to some extent affect the activities of the Issuer or WBD Group (or individual enterprises in the group) located in the immediate vicinity of the accident.

34. Investments Declaration. Description of the Issuer's Activities.

Relates only to investment funds.

35. Plans of the Issuer's Future Activities.

To fully satisfy the demand of legal entities and private persons in products (works, services), produced (performed, provided) in accordance with its By-laws, and to receive profits.

36. Data on the Issuer's charter capital.

Amount of the Issuer's charter capital (rub.): ***700 000 000***

Charter capital Breakdown by Share Category:

Equity Shares:

total amount (rub.): ***700 000 000***

share of the charter capital: ***100 %***

Preference Shares:

total amount (rub.): ***0***

share of the charter capital: ***0 %***

37. Data on the Participation of the State (Municipal Formation) in the Issuer's Charter Capital.

Share of the Issuer's Charter Capital Belonging to the State (Municipal Formation):

none

Share of Issuer's Stock Belonging to the State (Municipal Formation):

none

Existence of the Special Right of the Russian Federation, its Subjects and Municipal Formations to Participate in the Issuer's Management ("golden share"):

not provided for

38. Data on the Issuer's Authorized Shares.

No declared shares

39. Substantial Contracts and Obligations of the Issuer.

Date of the transaction: January 14, 2002

Transaction for sale of 518,000 registered common shares of the Company by shareholders of the Company: G. A. Yushvaev, M. V. Dubinin, S. A. Plastinin, A. Timokhins, A. S. Orlov, M. I. Vishnyakov, E. L. Yaroslavsky, and V. E. Evdokimov to Templeton Strategic Emerging Markets Fund LDC at a price equal to the ruble equivalent of 19.2870 U.S. dollars per common share of the Company with a par value of 20 rubles and a put option between the Company and Templeton Strategic Emerging Markets Fund LDC on these shares. The amount of the transaction is 9 990 666 U.S. dollars. A corresponding Share Purchase and Put Option Agreement among the Company, Templeton Strategic Emerging Markets Fund, and shareholders of the company: G. A. Yushvaev, M. V. Dubinin, S. A. Plastinin, A. Timokhins, A. S. Orlov, M. I. Vishnyakov, E. L. Yaroslavsky, and V. E. Evdokimov.

40. Issuer's Obligations for the Issue of Stocks and Securities Convertible into Stocks.
Offering complete, no obligations.

41. Data on Sanctions Against the Issuer and the Issuer's Participation in Lawsuits and Inspections.

Sanctions Applied Against the Issuer by Public Administration Bodies or Courts During the Three Fiscal Years Prior to the Year of the Reporting Quarter and the Present Year:

No sanctions for the mentioned period.

Description of the Nature of All Lawsuits Pending or Completed in the Reporting Quarter Which May Have a Considerable Impact on the Issuer's Operations:

No lawsuits in the 1st quarter of 2002

Description of the Basis for all Issuer Inspections by State Authorities and Issuer Audits on Request of Its Participants (Shareholders), Pending or Finished in the Reporting Quarter

None

42. Material Facts (Events, Activities) Having Occurred in the Reporting Quarter.

Date of Occurrence of the Fact (Event, Activity): *January 14, 2002*
Code: *1206005A14012002*

Type of general meeting: extraordinary
Form of general meeting: joint presence of shareholders
Place of meeting: 109028, Moscow, Yauzsky bulvar, d. 16/15
Data of meeting: January 14, 2002
Quorum of general meeting: As of the end of the shareholder registration period, 10 shareholders of OJSC "Wimm-Bill-Dann Foods," having a total of 35 000 000 voting shares, which constitutes 100% of the total number of voting shares, were registered.

ISSUES PUT TO VOTE, AND VOTING RESULTS

1. On the approval of a transaction among the Company, shareholders of the Company, and the Templeton management company.
Issues put to vote:
1.1. To approve a transaction for the sale of 518 000 registered common shares of the Company by shareholders of the Company—G. A. Yushvaev, M. V. Dubinin, S. A. Plastinin, A. Timokhins, A. S. Orlov, M. I. Vishnyakov, E. L. Yaroslavsky, and V. E. Evdokimov to Templeton Strategic Emerging Markets Fund LDC at a price equal to the ruble equivalent of 19.2870 U.S. dollars per common share of the Company with a par value of 20 rubles and a put option between the Company and Templeton Strategic Emerging Markets Fund LDC on these shares. The amount of the transaction is 9 990 666 U.S. dollars and is a major transaction for the Company (the amount of the transaction is more than 50 percent of the book value of the Company's assets) and a transaction involving interested parties.
1.2. To approve the conclusion of a corresponding Share Purchase and Put Option Agreement among the Company, Templeton Strategic Emerging Markets Fund, and shareholders of the company: G. A. Yushvaev, M. V. Dubinin, S. A. Plastinin, A. Timokhins, A. S. Orlov, M. I. Vishnyakov, E. L. Yaroslavsky, and V. E. Evdokimov.

Shareholders without an interest in the transaction who participated in voting held a total of 299 950 voting shares, which constitutes 100% of the total number of voting shares owned by shareholders without an interest in the transaction. A quorum is present.

Votes: "FOR" – 299 950; "AGAINST" – none; "ABSTAINED" – none
Decision unanimous.

Adopted decision:
1.1. To approve a transaction for the sale of 518 000 registered common shares of the Company by shareholders of the Company—G. A. Yushvaev, M. V. Dubinin, S. A. Plastinin, A. Timokhins, A. S. Orlov, M. I. Vishnyakov, E. L. Yaroslavsky, and V. E. Evdokimov to Templeton Strategic Emerging Markets Fund LDC at a price equal to the ruble equivalent of 19.2870 U.S. dollars per common share of the Company with a par value of 20 rubles and a put option between the Company and Templeton Strategic Emerging Markets Fund LDC on these shares. The amount of the transaction is 9 990 666 U.S. dollars and for the Company is a major transaction (the amount of the transaction is more than 50 percent of the book value of the Company's assets) and a transaction involving interested parties.
1.2. To approve the conclusion of a corresponding Share Purchase and Put Option Agreement among the Company, Templeton Strategic Emerging Markets Fund, and shareholders of the company: G. A. Yushvaev, M. V. Dubinin, S. A. Plastinin, A. Timokhins, A. S. Orlov, M. I. Vishnyakov, E. L. Yaroslavsky, and V. E. Evdokimov.

2. Concerning approval of a transaction between the Company and OJSC Alfa-Bank.
Issues put to vote:
2.1. To approve a transaction for the provision of a bank guarantee between the Company and OJSC Alfa-Bank to the sum of 10 290 385.98 U.S. dollars, which for the Company is a major transaction (the amount of the transaction is more than 50 percent of the book value of the Company's assets) and a transaction involving interested parties.
2.2. To approve the conclusion of a corresponding contract between the Company and OJSC Alfa-Bank for the provision of a bank guarantee by OJSC Alfa-Bank to secure the performance of the Company's obligations to redeem shares in accordance with the terms of the put option within the scope of the Share Purchase and Put Option Agreement among the Company, Templeton Strategic Emerging Markets Fund LDC, and shareholders of the Company: G. A. Yushvaev, M. V. Dubinin, S. A. Plastinin, A. Timokhins, A. S. Orlov, M. I. Vishnyakov, E. L. Yaroslavsky, and V. E. Evdokimov.

Shareholders without an interest in the transaction who participated in voting held a total of 299 950 voting shares, which constitutes 100% of the total number of voting shares owned by shareholders without an interest in the transaction. A quorum is present.

Votes: "FOR" – 299 950; "AGAINST" – none; "ABSTAINED" – none
Decision unanimous.

Adopted decision:
2.1. To approve a transaction for the provision of a bank guarantee between the Company and OJSC Alfa-Bank to the sum of 10 290 385.98 U.S. dollars, which for the Company is a major transaction (the amount of the transaction is more than 50 percent of the book value of the Company's assets) and a transaction involving interested parties.
2.2. To approve the conclusion of a corresponding contract between the Company and OJSC Alfa-Bank for the provision of a bank guarantee by OJSC Alfa-Bank to secure the performance of the Company's obligations to redeem shares in accordance with the terms of the put option within the scope of the Share Purchase and Put Option Agreement among the Company, Templeton Strategic Emerging Markets Fund LDC, and shareholders of the Company: G. A. Yushvaev, M. V. Dubinin, S. A. Plastinin, A. Timokhins, A.

S. Orlov, M. I. Vishnyakov, E. L. Yaroslavsky, and V. E. Evdokimov.

3. Concerning approval of an underwriting agreement.

Issues put to vote:

3.1. To approve the conclusion of an underwriting agreement, which for the Company is a major transaction (the amount of the transaction is more than 50 percent of the book value of the Company's assets) and a transaction involving interested parties, the parties to which will be the Company, shareholders of the Company (G. A. Yushvaev, M. V. Dubinin, S. A. Plastinin, A. Timokhins, A. S. Orlov, M. I. Vishnyakov, E. L. Yaroslavsky, D. Iakobashvili, and V. E. Evdokimov), and ING Barings Limited or any of its affiliates, as well as other such organizations as may participate in the placement of American depositary receipts (ADRs) issued by Bankers Trust Company outside the Russian Federation, certifying rights to registered common shares of the Company.

3.2. To approve the following basic terms of the underwriting agreement.

3.2.1. ING Barings Limited or any of its affiliates is appointed by UBS AG, acting through its business group, UBS Warburg ("UBS Warburg"), to complete, in its place and without reference to it, all actions to be completed by UBS AG in accordance with the decision of the Company's shareholders to increase the charter capital by means of issuance of additional shares by closed subscription within the limits of the number of authorized shares (Minutes of extraordinary general meeting of shareholders of OJSC WBD Foods, No. 2 of September 7, 2001); the decision of the Board of Directors to approve the decision to issue securities and the securities issue prospectus (Minutes of meeting of the Board of Directors of OJSC WBD Foods, No. 17-10 of October 17, 2001); and on the basis of the decision to issue securities ("Decision to Issue Securities") and the securities issue prospectus (hereinafter the "Issue Prospectus") registered by the FCSM of Russia on October 30, 2001.

3.2.2. ING Barings Limited or any of its affiliates shall pay, at the placement price defined in accordance with the decisions of the Company, the Decision to Issue Securities, and the Issue Prospectus, for shares deposited to the account of the nominee holder of shares specified by Bankers Trust Company, to a maximum of 9 000 000 registered common shares of the Company placed by the Company and 3 213 001 registered common shares of the Company sold by shareholders of the Company: G. A. Yushvaev, M. V. Dubinin, S. A. Plastinin, A. Timokhins, A. S. Orlov, M. I. Vishnyakov, E. L. Yaroslavsky, D. Iakobashvili, and V. E. Evdokimov. In accordance with the decisions of the Company, the Decision to Issue Securities, and the Issue Prospectus, the placement price of the registered common shares of the Company is their market value expressed in U.S. dollars.

3.3. To instruct S. A. Plastinin, the Chairman of the Management Board of the Company, to reach agreement on a final draft of the underwriting agreement, as well as any documents, supplements, and annexes associated with the underwriting agreement, and to sign these, jointly with S. V. Ardentova, the Chief Accountant of the Company, on the Company's behalf.

Shareholders without an interest in the transaction who participated in voting held a total of 299 950 voting shares, which constitutes 100% of the total number of voting shares owned by shareholders without an interest in the transaction. A quorum is present.

Votes: "FOR" – 299 950; "AGAINST" – none; "ABSTAINED" – none

Decision unanimous.

Adopted decision:

3.1. To approve the conclusion of an underwriting agreement, which for the Company is a major transaction (the amount of the transaction is more than 50 percent of the book value of the Company's assets) and a transaction involving interested parties, the parties to which will be the Company, shareholders of the Company (G. A. Yushvaev, M. V. Dubinin, S. A. Plastinin, A. Timokhins, A. S. Orlov, M. I. Vishnyakov, E. L. Yaroslavsky, D. Iakobashvili, and V. E. Evdokimov), and ING Barings Limited or any of its affiliates, as well as other such organizations as may participate in the placement of American depositary receipts (ADRs) issued by Bankers Trust Company outside the Russian Federation, certifying rights to registered common shares of the Company.

3.2. To approve the following basic terms of the underwriting agreement.

3.2.1. ING Barings Limited or any of its affiliates is appointed by UBS AG, acting through its business group, UBS Warburg ("UBS Warburg"), to complete, in its place and without reference to it, all actions to be completed by UBS AG in accordance with the decision of the Company's shareholders to increase the charter capital by means of issuance of additional shares by closed subscription within the limits of the number of authorized shares (Minutes of extraordinary general meeting of shareholders of OJSC WBD Foods, No. 2 of September 7, 2001); the decision of the Board of Directors to approve the decision to issue securities and the securities issue prospectus (Minutes of meeting of the Board of Directors of OJSC WBD Foods, No. 17-10 of October 17, 2001); and on the basis of the decision to issue securities ("Decision to Issue Securities") and the securities issue prospectus (hereinafter the "Issue Prospectus") registered by the FCSM of Russia on October 30, 2001.

3.2.2. ING Barings Limited or any of its affiliates shall pay, at the placement price defined in accordance with the decisions of the Company, the Decision to Issue Securities, and the Issue Prospectus, for shares deposited to the account of the nominee holder of shares specified by Bankers Trust Company, to a maximum of 9 000 000 registered common shares of the Company placed by the Company and 3 213 001 registered common shares of the Company sold by shareholders of the Company: G. A. Yushvaev, M. V. Dubinin, S. A. Plastinin, A. Timokhins, A. S. Orlov, M. I. Vishnyakov, E. L. Yaroslavsky, D. Iakobashvili, and V. E. Evdokimov. In accordance with the decisions of the Company, the Decision to Issue Securities, and the Issue Prospectus, the placement price of the registered common shares of the Company is their market value expressed in U.S. dollars.

3.3. To instruct S. A. Plastinin, the Chairman of the Management Board of the Company, to reach agreement on a final draft of the underwriting agreement, as well as any documents, supplements, and annexes associated with the underwriting agreement, and to sign these, jointly with S. V. Ardentova, the Chief Accountant of the Company, on the Company's behalf.

4. Concerning approval of a restated version of the Company's charter.

Issues to put to vote:

4.1. To approve a restated version of the Company's charter.

4.2. To add the following provision to the current version of the Company's charter: "A decision to approve a major transaction that has as its subject-matter property whose value is more than 50 percent of the book value of the Company's assets shall be adopted by the general meeting of shareholders by a majority of three-fourths of the votes of shareholders owning voting shares and participating in the general meeting of shareholders."

Votes: "FOR" – 35 000 000; "AGAINST" – none; "ABSTAINED" – none

Decision unanimous.

Adopted decision:

4.1. To approve a restated version of the Company's charter.

4.2. To add the following provision to the current version of the Company's charter: "A decision to approve a major transaction that has as its subject-matter property whose value is more than 50 percent of the book value of the Company's assets shall be adopted by the general meeting of shareholders by a majority of three-fourths of the votes of shareholders owning voting shares and participating in the general meeting of shareholders."

Deputy Chairman of the Management Board
of OJSC "Wimm-Bill-Dann Foods" — *M. V. Dubinin*

Date of Occurrence of the Fact (Event, Activity): *12.02.2002*

Code: *0506005A12022002*

Banker's Trust Company
Location: ***4 Albany Street, New York, New York 10006, USA***
Postal address: ***4 Albany Street, New York, New York 10006, USA***
Share of votes in the issuer's highest management body prior to change: 0%
Share of votes in the issuer's highest management body after change: 25.1718%
Date of changes in share of the Issuer's charter capital: 12.02.2002

Deputy Chairman of the Management Board
of OJSC "Wimm-Bill-Dann Foods"
M. V. Dubinin

Date of Occurrence of the Fact (Event, Activity): ***12.02.2002***
Code: ***0206005A12022002***

Dubinin, Mikhail Vladimirovich
Position: Member of the Board of Directors
Share of the Issuer's charter capital prior to change: 16.8761%
Share of the Issuer's charter capital after change: 12.6272%
Date of change in share of charter capital: 12.02.2002

Orlov, Aleksandr Sergeevich
Position: Member of the Board of Directors
Share of the Issuer's charter capital prior to change: 9.5373%
Share of the Issuer's charter capital after change: 7.1361%
Date of change in share of charter capital: 12.02.2002

Plastinin, Sergei Arkadievich
Position: Member of the Board of Directors
Share of the Issuer's charter capital prior to change: 16.8761%
Share of the Issuer's charter capital after change: 12.6272%
Date of change in share of charter capital: 12.02.2002

Iakobashvili, David
Position: Member of the Board of Directors
Share of the Issuer's charter capital prior to change: 8.8878%
Share of the Issuer's charter capital after change: 6.6502%
Date of change in share of charter capital: 12.02.2002

Deputy Chairman of the Management Board
of OJSC "Wimm-Bill-Dann Foods"
M. V. Dubinin

Date of Occurrence of the Fact (Event, Activity): ***14.01.2002***
Code: ***0206005A14012002***

Dubinin, Mikhail Vladimirovich
Position: Member of the Board of Directors
Share of the Issuer's charter capital prior to change: 17.1318%
Share of the Issuer's charter capital after change: 16.8761%
Date of change in share of charter capital: 14.01.2002

Orlov, Aleksandr Sergeevich
Position: Member of the Board of Directors
Share of the Issuer's charter capital prior to change: 9.6818%
Share of the Issuer's charter capital after change: 9.5373%
Date of change in share of charter capital: 14.01.2002

Plastinin, Sergei Arkadievich
Position: Member of the Board of Directors
Share of the Issuer's charter capital prior to change: 17.1318%
Share of the Issuer's charter capital after change: 16.8761%
Date of change in share of charter capital: 14.01.2002

Deputy Chairman of the Management Board
of OJSC "Wimm-Bill-Dann Foods"
M. V. Dubinin

Date of Occurrence of the Fact (Event, Activity): *14.02.2002*
Code: *0206005A14022002*

Dubinin, Mikhail Vladimirovich
Position: Member of the Board of Directors
Share of the Issuer's charter capital prior to change: 12.6272%
Share of the Issuer's charter capital after change: 12.1623%
Date of change in share of charter capital: 14.02.2002

Orlov, Aleksandr Sergeevich
Position: Member of the Board of Directors
Share of the Issuer's charter capital prior to change: 7.1361%
Share of the Issuer's charter capital after change: 6.8734%
Date of change in share of charter capital: 14.02.2002

Plastinin, Sergei Arkadievich
Position: Member of the Board of Directors
Share of the Issuer's charter capital prior to change: 12.6272%
Share of the Issuer's charter capital after change: 12.1623%
Date of change in share of charter capital: 14.02.2002

Iakobashvili, David
Position: Member of the Board of Directors

Share of the Issuer's charter capital prior to change: 6.6502%
Share of the Issuer's charter capital after change: 6.4053%
Date of change in share of charter capital: 14.02.2002

Deputy Chairman of the Management Board
of OJSC "Wimm-Bill-Dann Foods"
M. V. Dubinin

Date of Occurrence of the Fact (Event, Activity): *12.02.2002*
Code: *0306005A12022002*

Banker's Trust Company
Location: *4 Albany Street, New York, New York 10006, USA*
Postal address: *4 Albany Street, New York, New York 10006, USA*
Share of votes in the issuer's highest management body prior to change: 0%
Share of votes in the issuer's highest management body after change: 25.1718%
Date of changes in share of the Issuer's charter capital: 12.02.2002

Deputy Chairman of the Management Board
of OJSC "Wimm-Bill-Dann Foods"
M. V. Dubinin

43. Data on Re-organization of the Issuer, Its Associated and Dependent Companies.

OJSC "WBD FOODS" was created as a result of re-organization of "WBD FOODS LLC", based on the decision on re-organization made by the general meeting of participants of "WBD FOODS LLC". Re-organization was performed by exchanging shares of participants of "WBD FOODS LLC" for the stock of OJSC "WBD FOODS".

44. Additional Material General Information on the Issuer.
No additional material information on the Issuer.

B. Data on the Issuer's Financial and Economic Activity

45. Annual Financial Reports for the Past Three Fiscal Years.
See Attachment.

46. Issuer's Financial Reports for the Reporting Period.
See Attachment.

47. Facts Leading to Increase or Decrease of the Issuer's Assets by Over 10 Percent in the Reporting Quarter.
None.

Value of the Issuer's assets at the last day of the quarter preceding the reporting quarter:
723,135 thousand rubles
Value of the Issuer's assets at the last day of the reporting quarter: ***5,869,887 thousand rubles***

Facts Leading to Increase or Decrease of the Issuer's Assets by Over 10 Percent in the 4th Quarter of Last Year

None.

Value of the Issuer's assets at the last day of the 3rd quarter of last year: ***71,827,315 thousand rubles***
Value of the Issuer's assets at the last day of the 4th quarter of last year: ***723,135 thousand rubles***

48. Facts Leading to Increase or Decrease of the Issuer's Profits (Loss) in the Reporting Quarter by Over 20 Percent Compared to the Previous Quarter.

None.

Issuer's profits (losses) in the quarter preceding the reporting quarter: ***915 thousand rubles***
Issuer's profits (losses) in the reporting quarter: ***18,648 thousand rubles***

Facts Leading to Increase or Decrease of the Issuer's Profits (Loss) in the 4th Quarter of Last Year by Over 20 Percent Compared to the 3rd Quarter of Last Year

Issuer's profits (losses) in the 3rd quarter of last year: ***98.2 thousand rubles***
Issuer's profits (losses) in the 4th quarter of last year: ***915 thousand rubles***

49. Data on the Creation and Use of Issuer's Reserve and Other Special Funds.

No data on the creation and use of Issuer's reserve and other special funds.

50. Issuer's Deals in the Reporting Period, Equal to or Exceeding 10 Percent of the Issuer's Assets as of the End of the Previous Quarter.

None.

51. Data on the Use of Funds Raised by the Issuer as a Result of Placing Issued Securities.

No listed uses of funds in the reporting period.

51.1. State registration number of issue: ***30.10.2001***

Total amount (value) of funds contributed in payment for securities at the last date of the reporting quarter: ***5,188,348 thousand rubles***

Amount (value) of funds used in the reporting quarter for each main area of use:

Loans granted: 1,212,727 thousand rubles

Total amount (value) of funds used in the reporting quarter: ***1,212,727 thousand rubles.***

52. Borrowed Assets Received by the Issuer and Its Associated Companies in the Reporting Quarter

Data on the Issuer's Borrowed Assets as of the End of the Reporting Quarter:

Item Name	Balance at Year Beginning (Thousand rubles)	Received (Thousand rubles)	Paid (Thousand rubles)	Balance at the End of Reporting Quarter (Thousand rubles)
Long-term Bank Credits	-	-	-	-
including past-due	-	-	-	-
Other Long-term Loans	-	-	-	-
including past-due	-	-	-	-
Short-term Bank Credits	-	-	-	-
including past-due	-	-	-	-
Employee Bank Credits	-	-	-	-
including past-due	-	-	-	-
Other Short-term Loans	8,413.81	12,592	128,405.81	600
including past-due	-	-	-	-

53. Accounts Payables and Receivables of the Issuer and Its Associated Companies for the Reporting

Period.

Data on the Issuer's Accounts Payables and Receivables as of the End of the Reporting Quarter:

Item Name	Balance at Year Beginning (Thousand rubles)	Received (Thousand rubles)	Paid (Thousand rubles)	Balance at the End of Reporting Quarter (Thousand rubles)
1) Accounts Receivables:				
short-term	4,083.43	107,467.75	19,561.68	91,989.5
including past-due	-	-	-	-
including over 3 months	-	-	-	-
including by:				
long-term	-	-	-	-
including past-due	-	-	-	-
including over 3 months	-	-	-	-
including by:				
2) Accounts Payables:				
short-term	15,259.82	5,158,350.85	33,680.45	5,139,960.25
including past-due	-	-		-
including over 3 months	-	-		-
including by:				
long-term	-	-		-
including past-due	-	-		-
including over 3 months	-	-		-
including by:				
Guarantees:				
received	-	-	-	-
including third parties	-	-	-	-
including by:				
issued	762,856	215,109.2	-	977,965.2
including third parties	-		-	-
including by:				
3) Bill Movement:				
Issued Bills	-	-	-	-
including past-due	-	-	-	-
including by:				
Received Bills	-	-	-	-
including past-due	-	-	-	-
including by:				

54. Issuer's Financial Investments.

Data on the Issuer's Financial Investments as of the End Date of the Reporting Period:

Item Name	Investment Amount as of the End of Reporting Quarter (Thousand rubles)		
	Short-term (under 1 year)	Long-term (over 1 year)	Total
Investments in Russian Government notes	-	-	-
Investments in regional government notes	-	-	-
Investments in local government notes	-	-	-
Investments in shares of other organizations	-	-	-
Investments in bonds and other debt instruments	-	-	-
Other loans granted	1,212,726.68	-	1,212,726.68
Investments in the Issuer's associated companies	-	717,049.7	717,049.7
Investments in the Issuer's dependent companies	-	-	-

Financial Investments In Organization Liquidated In Accordance with Russian Legal Procedure

Organization Name	Liquidation date	Authority Which Made the Decision of Liquidation	Investment Amount (Thousand rubles)

Total			-

Financial Investments In Organization Considered Bankrupt In Accordance with Russian Legal Procedure			
Organization Name	Liquidation date	Authority Which Made the Decision of Liquidation	Investment Amount (Thousand rubles)
Total			-

Issuer's Assets as of the End Date of the Reporting Period (Thousand rubles)	

Financial Investments in Organization Constituting 10 or More Percent of the Issuer's Assets as of the End Date of the Reporting Quarter		
Organization Name	Investment Amount (Thousand rubles)	Share of Assets
Total	-	

55. Other Material Information on the Issuer's Financial and Economic Activity

There is no other material information on the Issuer's financial and economic activity.

C. Data on the Issuer's Securities

56. Data on the Issuer's Shares.

Issue Number:
Category: ***Equity***
Form of Shares: ***Nominal uncertified***
Nominal Price of One Issue Share: ***20***

Quantity of Issue Shares: ***35 000 000***
Total Issue Amount: ***700 000 000***

Data on the Issue State Registration:
Date of Registration: ***15.06.2001***
Registration Number: ***1-01-06005-A***
Body of State Registration: ***Regional Office of the Federal Securities Commission of Russia in the Central Federal Region***

Offering Method: ***Exchange at re-organization***
Offering Period: ***31.05.2001 to 31.05.2001***

Present Issue State: ***Offering complete***
Number of Placed Securities in Accordance with the Registered Report of the Issue: ***35 000000***

Data on the State Registration of the Report of the Issue:
Registration Date: ***15.06.2001***
Body of State Registration: ***Regional Office of the Federal Securities Commission of Russia in the Central Federal Region***

Limitations on Circulation of Issue Securities (if any):
No limitations.

Market Information on the Issue Securities:

Shares of this issue are not traded

Additional Information on the Issue Securities:
No additional material information on the issue securities.

Issue Number:
Category: ***Equity***
Form of Shares: ***Nominal uncertified***
Nominal Price of One Issue Share: ***20***

Quantity of Issue Shares: ***9 000 000***
Total Issue Amount: ***180 000 000***

Data on the Issue State Registration:
Date of Registration: ***30.10.2001***
Registration Number: ***1-02-06005-A***
Body of State Registration: ***Federal Securities Commission of Russia***

Offering Method: ***Closed subscription***
Offering Period: ***from 12.02.2002 to 14.02.2002***

Present Issue State: ***Placement complete***
Number of Actually Placed Securities in accordance with the registered report on issue of securities: ***9 000 000***

Information on State Registration of the Report of the Issue:
Date of Registration: ***13.03.2002***
Body of State Registration: ***Federal Securities Commission of Russia***

Limitations on Circulation of Issue Securities (if any):
No limitations.

Market Information on the Issue Securities:

All shares of this issue were placed with Bankers Trust Company without involvement of trading organizers.

Additional Information on the Issue Securities:
The opening date of offering of this issue securities is the date of determining the offering price of this issue. The closing date of offering and the method of its determination are either (i) the date when all additional shares of this issue are issued and placed, or (ii) the date when no less than 75% of additional shares of this issued are placed, on the condition that a written refusal to purchase the ADRs for the remaining part of shares of this issue is received from UBS AG acting through its business group UBS Warburg (hereinafter – UBS Warburg) or its designated company, or (iii) the date of receiving from UBS Warburg or its designated company to purchase the ADRs for all or over 75% shares of this issue, depending on what happens earlier. The placement of shares shall be completed no later than one year from the date of approval of the decision to issue shares by the Company's Board of Directors.
The date of the commencement and the expiry date of the security issue in the report period has not been defined, therefore the securities were not distributed in the report period.

57. Data on the Issuer's Bonds.

No bonds have been issued

D. Other Data on the Issuer's Securities.

58, 59, 60. Rights of the Issuer's Shareholders. Dividends on the Issuer's Shares.

58.1

Category of Shares: ***Equity***

Form of Shares: ***Nominal uncertified***

Full Name of Category/Form of Authorized Shares: ***Nominal uncertified equity shares***

Holder Rights for Shares of this Category (Type):

According to the Company By-Laws:

"8.1. Every equity share of the Company provides the shareholder – its owner – an equal amount of rights.

8.2. Shareholders – owners of the Company's equity shares – may, according to the Federal Law on Joint Stock Companies and the Company's By-Laws, participate in the general meeting of the shareholders with the right to vote on all issues falling under the jurisdiction of this meeting. They also have the right to receive dividends and to receive part of the Company's property should the Company cease to exist.

8.3. A shareholder also has the rights:

8.3.1. To elect and be elected to the Company's management and control bodies;

8.3.2. To receive information from the Company's management bodies as stipulated in the current Russian law and the present By-Laws.

8.3.3. To appoint a representative (representatives) to exercise the right to vote and other rights provided by the Company's shares.

8.4. Shareholders – owners of the Company's equity shares – also have other rights provided the present By-Laws and the existing law.

In accordance with the Russian law, shareholders have other rights, including, but not limited to:

1. Shareholder of open joint stock companies may dispose of their shares without the agreement of other shareholders of the company.

2. Shareholder or nominee holder may request that they be entered in the registry of the company's shareholders no later than three days from the date of submission of documents required by the Russian legislation. A refusal to entry in the registry of the company's shareholders may be appealed in court.

3. Shareholder or nominee holder may request that the keeper of the registry of the company's shareholders confirm their right to shares by issuing an abstract from the registry of the company's shareholders, which is not a security.

4. Shareholder may appeal in court a decision made by the general meeting of shareholders in violation of the provisions of the Act on Joint Stock Companies, other legislation of the Russian Federation, or the company's By-Laws, if he/she did not participate in the general meeting of shareholders or voted against such decision, and the decision violates his/her rights and legal interests. The court may, upon considering all circumstances of the case, leave such decision effective if the vote of such shareholder could not affect the outcome of the voting, the violations were immaterial, and the decision did not cause damage to such shareholder.

5. Shareholder(s) owning a total of 2 or more percent of the company's voting shares may, no later than 30 days from the end of the company's fiscal year, if the company's By-Laws do not stipulate a larger period, suggest no more than two issues for the agenda of the annual general meeting of shareholders and nominate candidates to the company's Board of Directors and Inspection Commission, the number of them not to exceed the size of these bodies. A decree of the company's Board of Directors refusing entry of an issue in the agenda of the annual general meeting of shareholders or of a candidacy in the list of candidates to the company's Board of Directors and Inspection Commission may be appealed in court.

6. Shareholder(s) owning a total of 10 or more percent of the company's voting shares as of the date of request, may request an extraordinary general meeting of the company's shareholders. A decree of the company's Board of Directors refusing an extraordinary general meeting of shareholders may be

appealed in court. If the company's Board of Directors does not make a decision on holding an extraordinary general meeting or on refusing an extraordinary general meeting, persons requesting such meeting may hold an extraordinary general meeting of shareholders.
7. Shareholder(s) owning a total of 1 or more percent of the company's offered equity shares may file a lawsuit against a member of the company's Board of Directors, company's individual executive body (President of the Board), or a member of company's collective executive body (the Board) to cover the damage to the company, as stipulated in Section 71(2) of the Act on Joint Stock Companies.
8. Shareholders owning voting shares may request that the company buy all or part of their shares in the following cases: re-organization of the company or completion of a large-scale deal, decided upon by the general meeting of shareholders in accordance with Section 89(2) of the Act on Joint Stock Companies, if they voted against such deal or did not participate in the voting on these issues; change or amendments to the company's By-Laws, or approval of the new edition of By-Laws, limiting their rights, if they voted against such decision or did not participate in the voting.
9. Shareholder(s) owning a total of 10 or more percent of the company's voting shares, may at any time request an inspection (revision) of the company's financial and economic activity.
10. Shareholder may request that the company provides him/her with paid copies of documents, listed in Section 89(1) of the Act on Joint Stock Companies, and other company documents, as stipulated in the Russian legislation.
11. Other rights, as stipulated by the current Russian law.

Dividends on Shares of this Category (Type):
Period: *2002, First half of the year*
Dividends Accrued per Share (rub): *0*
Total Amount of Dividends Accrued to Shares of this Category (Type) (rub): *0*
Total Amount of Dividends Paid to Shares of this Category (Type) (rub): *0*

Period: *2001, 9 months*
Dividends Accrued per Share (rub): *0*
Total Amount of Dividends Accrued to Shares of this Category (Type) (rub): *0*
Total Amount of Dividends Paid to Shares of this Category (Type) (rub): *0*

Period: *2001*
Dividends Accrued per Share (rub): *0*
Total Amount of Dividends Accrued to Shares of this Category (Type) (rub): *0*
Total Amount of Dividends Paid to Shares of this Category (Type) (rub): *0*

Amount of Dividends Accrued per Share of this Category (Type) with Due Date Yet to Come (rub): *0*

61. Limitations on the Circulation of Securities.
See sections 56 and 57

62. Other Material Information on the Issuer's Securities.
There exists no other material information

ATTACHMENT

Financial Statements
for 2001

None

ACCOUNTING POLICY
Accounting Policy in 2001

1. General provisions

1.1. The accounting of OJSC Wimm-Bill-Dann Foods is done in accordance with regulatory documents defining methodological foundations and procedures for the organization and maintenance of accounting records:

- the Federal Law "On Accounting," No. 129-FZ of November 21, 1996;
- the Regulation on Accounting and Reporting in the Russian Federation;
- the Chart of Accounts for Financial and Business Activity of Enterprises; accounting regulations;
- other regulatory documents, methodological instructions, and materials on accounting issues, as amended.

1.2. Accounting of property, obligations, and business transactions is done on the basis of natural measures in monetary terms by means of their thorough, uninterrupted, documented, and interrelated reflection.

1.3. The objectives of accounting are:

- to form complete and accurate information on business processes and results of the organization's activity;
- to provide control over the presence and movement of property and the use of material, human, and financial resources;
- timely warning of negative occurrences in financial and business activity;
- identification and mobilization of intracompany reserves.

1.4. The accounting policy of the organization has been developed on the basis of the following requirements of accounting records:

- completeness,
- timeliness,
- prudence,
- priority of substance over form,
- no contradiction, and
- rationality,

and also on the basis of the following assumptions:

- the assumption of autonomy of assets,
- the assumption of the definitive placement of facts of business activity in terms of time;
- the assumption of consistency of accounting policy.

1.5. Liability for organization of accounting is borne by the director of the enterprise.

1.6. The chief accountant of the organization ensures control of all business transactions and their reflection in the accounts, and the submission of operative and resultative information within the established times.

1.7. The chief accountant of the organization, jointly with the director of the enterprise, signs documents serving as the basis for acceptance of materials assets, cash amounts, and payment, lending, and financial instruments.

1.8. The chief accountant of the organization does not have the right to accept for performance and execution documents in respect of transactions that are contrary to legislation or in violation of contract and financial discipline.

1.9. Internal reports are prepared, formalized, and presented in accordance with regulations, directives, and orders relating to the organization.

2. Organizational and technical section

2.1. Accounting in the organization is carried out by the accounting department as an independent structural unit headed by the chief accountant. The employees of the accounting department are guided in their activity by

the job descriptions of employees of the accounting department.
2.2. The organization compiles external and internal financial statements as the final stage of accounting. External financial statements include:

1) balance sheet;
2) income statement;
3) attachments to the balance sheet;
4) auditor's opinion confirming the reliability of financial statements;
5) explanatory notes.

The composition of internal reports and their forms, frequency, and periods of preparation and provision, and the list of persons responsible for preparing internal reports and list of potential users are approved by internal orders and directives relating to the organization.

3. Selected accounting methods

3.1. Accounting in the organization is conducted in the ledger-and-order form of double-entry accounting according to the chart of accounts.
3.2. Accounting in the organization is done on the basis of source accounting documents. Unified forms approved by the State Statistics Committee (Goskomstat) are used as source accounting documents. Also used in the organization are source accounting forms containing obligatory information, developed within the organization and approved by corresponding orders and directives.
The basis for entries in the accounting ledgers is source documents, which must be prepared at the time the business transaction is executed or immediately after the end of the transaction and contain obligatory information:

- the name of the document (form);
- the form code;
- the date of preparation;
- the name of the organization in whose name the document is prepared;
- the substance of the business transaction;
- measures of the business transaction (in real and monetary terms);
- names of the officers responsible for performance of the business transaction and its proper formalization;
- personal signatures and transcriptions of their names.

3.3. Information contained in source documents accepted for recording and required for reflection in accounting records is accumulated and systematized in accounting ledgers developed and recommended by the Ministry of Finance of the Russian Federation and the agencies authorized by Federal Laws to regulate accounting.
Information on business transactions conducted over a certain period of time are transferred from the accounting ledgers in grouped form to the financial statements.
3.4. Unstipulated adjustments to source documents and accounting ledgers are not permitted. Error adjustments must be confirmed by the signature of the persons who signed the document, accompanied by indication of the date of the adjustment. Adjustments to cash and banking documents are not permitted.
3.5. Source documents, accounting ledgers, and financial statements are subject to compulsory storage in accordance with the established procedure and periods. Responsibility for ensuring the safekeeping of these documents during work with them and for their timely transfer into archives is borne by the chief accountant.

4. Appraisal of property, obligations, and business transactions

4.1. Property, obligations, and business operations are subject to appraisal for the purpose of their reflection in accounting records and reports. Appraisals are made in monetary terms by summation of actually incurred expenses.
Other forms of appraisal are used in the cases established by Russian Federation legislation, regulatory acts on accounting, and this Regulation [*sic*], or other regulatory acts of the Russian Federation.
4.2. The organization makes appraisals of property, obligations, and business transactions in the currency in use in the territory of the Russian Federation, i.e., in rubles.
4.3. Entries in accounting records relating to foreign-currency denominated accounts of the organization, as

well as its transactions in foreign currency, are made in the currency in use in the Russian Federation, in amounts determined by conversion of the foreign currency at the rate of the Central Bank of the Russian Federation in effect on the date of performance of the transaction. Simultaneously these entries are made in the currency of settlements and payments.

4.4. Penalties, fines, and forfeitures for breach of contract are recognized in accounting records in the same period in which they are acknowledged by the debtor or awarded by a court decision.

5. Inventorying

5.1. For purposes of ensuring the reliability of accounting data and reports in the organization, inventorying of property and obligations is conducted, in the course of which their existence, condition, and appraisal are verified and documentarily confirmed. Inventorying is conducted in accordance with RF Ministry of Finance Order No. 49 of June 13, 1995, "On Approval of Methodological Instructions for Inventorying of Property and Financial Obligations."

5.2. The number of times inventorying is to be conducted during a reporting year, the dates of each, and the list of property and obligations to be verified in each instance are established by the organization, except in cases when inventorying is obligatory:

- when property of the enterprise is leased, redeemed, or sold;
- prior to the preparation of annual financial statements, with the exception of property inventoried no earlier than October 1 of the reporting year. Fixed assets are inventoried once every three years; library resources are inventoried once every five years.
- in case of replacement of materially liable persons (at the day of transfer of files);
- in case of establishment of facts of embezzlement and abuse, or establishment of deterioration of inventory;
- in case of fire or acts of God;
- in case of possible liquidation of the enterprise, prior to the preparation of a liquidation balance sheet;
- in other cases provided by legislation of the Russian Federation.

The results of inventorying are formalized in a protocol signed by the members of the committee and approved by the director of the organization.

5.3. If discrepancies between actual presence of property and accounting data are identified in the course of inventorying, they are regulated in the following manner:

5.3.1. A surplus of fixed assets, tangible assets, cash amounts, and other property are received and entered to the financial results of the organization's business activity for the month in which inventorying ended.

5.3.2. Shrinkage of inventory within statutory limits is written off accordingly to production (distribution) costs pursuant to a directive issued by the director of the organization.

5.3.3. Shortages of tangible assets, cash amounts, and other property, including deterioration exceeding standard rates for natural shrinkage, are attributed to the persons responsible. In cases when the persons responsible are not established or a court declines to order recovery from them, losses from shortages and deterioration are written off to financial results

5.4. Surpluses and shortages resulting from resorting may be mutually offset only, by way of exception, when made in the same period being verified, attributed to the same person being verified, in relation to inventory assets of the same kind and in identical quantities, and pursuant to a directive issued by the director of the organization.

6. Rules for appraisal of accounting items. Investments in non-current assets

6.1. Included in capital investments are expenses for construction and assembly work, acquisition of equipment, tools, and implements, and other capital work and costs. Capital investments are reflected in the balance sheet according to actual costs.

6.2. Works of capital construction in a state of temporary operation are not included in fixed assets until transferred into permanent operation. Costs relating to these items are reflected in accounting records and reports as capital investments in progress.

7. Financial investments

7.1. Financial investments are investments of the organization into state securities (bonds and other debt instruments), securities, contributions into the charter capital of other organizations, and loans to other organizations in the Russian Federation and elsewhere. All financial investments are recorded on account 58.

8. Fixed assets

8.1. Fixed assets are the portion of property used as means of labor in the production of products (work, services) for an extended period of time, i.e., having a useful life longer than 12 months, or longer than the ordinary operating cycle if it exceeds 12 months.

8.2. Fixed assets include buildings, constructions, machinery and equipment, measuring and regulating devices and instruments, computer hardware, vehicles, tools, production and business implements and supplies, and other corresponding items.

Land and natural resources (water, subsoil, and other natural resources) owned by the plant and capital investments into leased fixed assets are accounted as fixed assets.

8.3. Fixed assets are accounted in the enterprise in accordance with PBU 6/01, "Accounting of Fixed Assets," approved by RF Ministry of Finance Order No. 26n of March 30, 2001 (as amended), the Methodological Instructions on Accounting of Fixed Assets approved by RF Ministry of Finance Order No. 33n of July 20, 1998 (as amended), and other regulatory acts.

Fixed assets are accepted for the purpose of accounting at their initial value, i.e., the amount of actual expenses for their acquisition, construction, and production, not including the value-added tax and other applicable taxes (except in the cases provided by the legislation of the Russian Federation). Actual expenses for acquisition, construction, and production of fixed assets are:

1. amounts payable to the supplier (seller) in accordance with a contract;
2. amounts payable to organizations for completion of work under construction subcontract agreements and other contracts;
3. amounts payable to organizations for informational and consulting services associated with the acquisition of fixed assets;
4. registration fees, government duties, and other similar payments made in connection with the acquisition (obtainment) of rights to a fixed asset item;
5. customs duties;
6. unrecoverable taxes paid in connection with the acquisition of a fixed asset item;
7. fees payable to an intermediary organization through which a fixed asset item was purchased;
8. other expenses directly associated with the acquisition, construction, and production of a fixed asset item—in particular, interest on borrowed funds that accrued prior to the acceptance of a fixed asset item for accounting, if the funds are borrowed for the purpose of acquiring, constructing, or producing the item.

8.4. Actual expenses for acquisition and construction of fixed assets are determined taking into account exchange-rate differences that arise in cases of payment in rubles in the equivalent of amounts denominated in a foreign currency (conventional monetary units).

8.5. The initial value of fixed assets paid into the organization's charter capital is measured as their cash value as approved by the organization's founders (participants), unless otherwise provided by current legislation of the Russian Federation.

8.6. The initial value of fixed assets acquired in exchange for property other than cash is determined with reference to the value usually assigned to similar goods (assets) by the organization in comparable circumstances.

8.7. The value at which fixed assets were accepted for the purpose of accounting is not subject to change except in the cases established by legislation of the Russian Federation.

A change in the initial value of fixed assets is permitted in cases of additions, betterments, reconstruction, and partial liquidation of fixed asset items.

8.8. Revaluation of fixed assets is done in accordance with current legislation of the Russian Federation no more than once a year.

An increase in the carrying amount of a fixed asset item as a result of revaluation is debited to account 01, "Fixed Assets," and credited to account 83, "Revaluation Surplus." A revaluation increase equal to decreases made in preceding reporting periods and debited to account 91, "Organization's Expenses," as a non-sales

expense is credited to account 91, "Organization's Income," as non-operating income.
A revaluation decrease in the carrying amount of a fixed asset item is assigned to the other income and expenses account (acct. 91).
A revaluation decrease in the carrying amount of a fixed asset item is charged against the revaluation surplus formed from revaluation increases of the same item made in preceding reporting periods. The excess of a revaluation decrease over the revaluation increase credited to the revaluation surplus in previous periods is recognized as a non-sales expense in the other income and expenses account (acct. 91).
When a fixed asset item is disposed of, the amount of its revaluation increase is transferred from the organization's revaluation surplus as non-operating income to the other income and expenses account (acct. 91).

8.9. The value of the organization's fixed assets is recovered through depreciation. Depreciation is calculated in accordance with the Resolution No. 1072 of October 22, 1990, of the USSR Council of Ministers, "On Unified Rates of Depreciation for Full Recovery of Fixed Assets in the National Economy of the USSR."
The straight-line method of depreciation is used in the organization.

8.10. Wear and tear (depreciation) with respect to production-related fixed assets is reflected in the accounting records by a credit to account 02 in correspondence with expense accounts for production and distribution costs, and with respect to fixed assets leased out under a current lease and non-production-related fixed assets, to the sources of financing.

8.11. Fixed asset items with a unit value of 2,000 rubles or less as well as purchased books, booklets, and other similar publications are charged as production costs (selling costs) as they are issued to production or operation.

8.12. Previously used fixed assets are depreciated on the basis of their actual time of use and expected useful life. The expected useful life is calculated as the difference between the useful life calculated for new items and the period of actual use.
In accordance with current legislation, the following items are not depreciated:

- fixed asset items whose consumer attributes do not change over time (housing facilities (houses, hostels, apartments, etc.));
- assets laid up in accordance with the established procedure;
- land improvements;
- road facilities;
- perennial plants that have not reached production age;
- land and natural resources.

8.13. The recognition of depreciation charges for a fixed assets item may not be suspended during its useful life unless by decision of the director of the organization it is either laid up for a period of more than three months or transferred into restoration period lasting more than 12 months.

After the end of reconstruction, re-equipment, or modernization, the corresponding costs may increase the initial value of the item if its initial performance is improved by the modernization; in the month following the month in which an increase in value took place, depreciation proceeds on the basis of the restored value of the item, but without an increase in the initially established depreciation period.

8.14. For the purpose of accounting for disposal of fixed assets (sale, write-off, partial liquidation, etc.), a subaccount, "Disposal of Fixed Assets," is created under account 01, "Fixed Assets." The value of a disposed fixed asset item is debited to this subaccount, while accumulated depreciation is credited to account 02, "Amortization of Fixed Assets." The residual value of a disposed fixed asset is charged as a credit against account 01 and debited to account 91, "Other Income and Expenses."

8.15. Costs for all types of repairs (current, medium-term, and capital) of fixed production assets are included in the cost price of products according to the respective cost components without formation of a repair fund.

9. Intangible assets

9.1. Intangible assets are accounted in accordance with Accounting Regulation PBU 14/2000, approved by RF Ministry of Finance Order No. 91n of October 16, 2000.
Assets meeting the following criteria are deemed intangible:

- lack of a material (physical) structure,
- possibility of identification (isolation, separation) of the asset from other property,
- use in the production of products, in the performance [of work], or the rendering of services, or for

administrative needs of the organization,
- long-term use (i.e., with a useful life exceeding 12 months),
- ability to bring future economic benefits (income) to the organization;
- availability of properly executed documents that confirm the existence of the asset itself and the organization's exclusive right to the results of intellectual activity (patents, certificates, other documents of title, etc.).

The following works of intellectual property (exclusive right to the results of intellectual activity) are deemed intangible assets:
- a patenter's exclusive right to an invention, industrial design, or model;
- exclusive copyright in computer programs and databases;
- an owner's exclusive right in a trademark;
- property right of an author or other right holder in an integrated circuit topography;
- goodwill of the organization;
- start-up costs (expenses associated with the formation of a legal entity, recognized in accordance with the foundation documents as a part of the contribution of participants to the charter (reserve) capital).

9.2. Intangible assets are reflected in accounting records and reports in the amount of the actual expenses for acquisition, creation, and production, as well as expenses for preparing them for their intended use.
The initial value of intangible assets received as a contribution to the charter capital is based on a cash value agreed upon by the founders (participants) of the organization, unless otherwise provided by law.
The carrying amount of intangible assets is not subject to change from the initially recorded value, except in the cases established by RF legislation.

9.3. Intangible assets are initially recognized in accounting records as a debit to account 04 in correspondence with account 08.

9.4. Intangible assets are amortized in the organization by the straight-line method, on the basis of the initial value of the assets and amortization rates calculated on the basis of the useful life of the item.

9.5. The useful life of intangible assets is determined by the organization at the time the item is initially recognized in accounting records. If the useful life an intangible asset cannot be determined, amortization rates are based on a twenty-year amortization period (but the amortization period cannot exceed the period of activity of the organization).

9.6. Amortization charges on intangible assets are recognized as credits to account 05 in correspondence with expense accounts for production and distribution costs.

9.7. When intangible assets are derecognized, their value recorded in account 04, "Intangible Assets," is reduced by the amount of accumulated amortization (with a debit to account 05, "Amortization of Intangible Assets"). The residual value is credited to account 04 and debited to account 91, "Other Income and Expenses."

10. Acquisition, preparation, and recording of production inventories and their writedown.

10.1. Inventories are accounted on the basis of Accounting Regulation PBU 5/98, approved by RF Ministry of Finance Order No. 25n of June 15, 1998.
Inventories include:
- raw materials;
- consumables;
- fuel;
- packaging;
- spare parts;
- construction materials;
- implements and business supplies.

10.2. Inventories are reflected in accounting records and reports under account 10, "Materials," at actual cost price.

10.3. Actual cost price is determined on the basis of costs for their acquisition:
1) amounts payable to the supplier in accordance with a contract, excluding the value-added tax;
2) customs duties and other charges;
3) expenses related to procurement and transportation of inventories to the place of use thereof, including

insurance costs;
4) fees payable to an intermediary organization through which the inventories were purchased;
5) unrecoverable taxes paid in connection with acquisition;
6) other costs directly associated with acquisition.

10.4. In the cases provided for by legislation, the cost price of inventories includes the VAT paid in conjunction with their acquisition.
The actual expenditure of materials in production or for other business purposes is credited to account 10 in correspondence with expense accounts for production or other corresponding accounts.

10.5. Items with a value less than 1/20th of the statutory limit are fully charged off as they are transferred into production.

10.6. When materials are disposed of (sale, write-off, gratuitous assignment, etc.), their value is debited to account 91, "Other Income and Expenses," and credited to account 10, "Materials."

11. Accounting of production costs, distribution of expenses, and calculation of cost price

11.1. For the purpose of accounting for the organization's production costs relating to ordinary activities, the chart of accounts provides accounts 20, 26, and 44.

11.2. Administrative expenses are accumulated accordingly in account 26, "General Business Expenses."

11.3. Administrative expenses are distributed in proportion to the revenue, before taxes and on the basis of the selling price, received from each type of activity as a portion of total revenue. For the purpose of determining total revenue for trade activity, gross profits are used; for the purpose of determining total revenue for other types of activity, revenue from the sale of products (work, services) is used..
Administrative expenses are charged to sold products (debited to account 90) at the end of the reporting period.

12. Method of determining revenue from the sale of products

12.1. Revenue from the sale of products (work, services) for purposes of taxation is determined on an as-shipped basis and as settlement documents are presented to buyers according to accounting data using the accrual method.
The selected method of determining revenue extends to:

- sale of products (goods, work, services),
- sale of fixed assets,
- sale of other assets.

If a contract provides that ownership (possession, use, disposal) of goods passes only after payment (offset of reciprocal claims) has been made, or after obligations have been fulfilled by both parties, for example, under a barter agreement, the revenue is deemed to form upon the fulfillment of all contractual conditions.
The cost price of products, goods, work, and services for purposes of taxation is adjusted in accordance with the Regulation on the Composition of Costs for Production and Sale, approved by RF Government Decree No. 552 of August 5, 1992, for expenses required to be attributed to the cost price for purposes of taxation.

13. Other operating income and expenses

13.1. Other income and expenses of the organization are recognized in accounting records in accordance with accounting regulations PBU 9/99 and PBU 10/99 and reflected on account 91, "Other Income and Expenses."

13.2. Other income and expenses are recognized for purposes of taxation with regard to the profit tax in accordance with accounting rules.

13.3. Costs of the organization that are recorded as operating (non-operating) expenses, but under the Regulation on the Composition of Costs are included in the cost price of products (bank services, loan interest, etc.), increase the cost price of sold goods, work, and services, except when such costs, in accordance with current legislation and accounting methodology, are to be attributed to the respective sources of financing.

14. Capital and reserves

14.1. The charter capital is recognized in accounting records as the amount recorded in the organization's foundation documents as the totality of contributions (shares at par value) of the founders (participants) of the organization.

14.2. Duly conducted revaluation increases of the organization's non-current assets are recorded as revaluation surplus.

14.3. Assets received gratuitously, including under a contract of donation, are recorded as deferred income and reflected as a credit to account 98, "Deferred Income," in correspondence with account 08, "Investments in non-current assets." Depreciation of gratuitously received fixed assets is credited to account 02, "Amortization of Fixed Assets," in correspondence with accounts for production expenses and distribution costs. Simultaneously with depreciation, amounts recorded on account 98 in respect of gratuitously received assets are credited to account 91, "Other income and expenses," thereby increasing the taxable profit base. In preparation of the "Statement of the Procedure for Determining Data Reflected on Line 1, 'Calculation of Tax on Actual Profits'," an adjustment increase in profits for taxation purposes by the amount of accrued depreciation in respect of depreciable property received gratuitously is reflected on line 4.22.

14.4. The organization forms the following reserves:

- Provisions for expenses and payments (account 96) for uniform inclusion of costs in the cost price of products. Reservation of the funds is reflected by a credit to account 96, "Provisions for Expenses," in correspondence with accounts for production costs and selling costs.
- Reserve capital for coverage of losses and other obligations of the organization in respect of its own securities. The reserve capital is formed from net profits remaining at the disposal of the enterprise, by debit to account 84, "Undistributed Profit (Uncovered Losses)," and credit to account 82, "Reserve Capital." Use of the reserve fund is reflected by debit to account 82 and credit to account 84 for reserve capital amounts used to cover losses, and by credit to accounts 66 and 67 for amounts used to redeem bonds of the organization. The reserve fund is created in the amount of 15% of the organization's charter capital by obligatory annual allocations of at least 5% of net profits.

15. Accounting of property insurance settlements

15.1. The organization may incur expenses for voluntary property insurance and medical insurance for its employees.

15.2. These allocations are fully included in the cost price of products, and for taxation purposes are adopted in the amount of 2% of sales volume for property insurance and 1% for medical insurance for its employees.

15.3. Charges for insurance payments are credited to account 76/1, "Settlements for Property and Personal Insurance," in correspondence with production expense accounts 20, 26, and 44.

15.4. The aforesaid insurance payments are credited to cash accounts (51, 52, 50) and debited to account 76/1.

15.5. Losses of material assets are credited to accounts 10, 12, 40, etc. and debited to account 76/1.

15.6. Insurance compensation received by the organization from insurers are debited to cash accounts (51, 52, 50, 55) and credited to account 76/1.

15.7. Losses from insurance incidents not compensated by insurance are debited to account 99, "Profits and Losses," and credited to account 76/1.

15.8. Analytical records for account 76/1 are maintained by insurer and by individual insurance policies.

16. Accounting of profit (loss), funds, and use of profits

16.1. Profit (loss) represents the final financial results (profit or loss) identified for the reporting period on the basis of accounting of all business operations of the organization and is reflected an account 99, "Profits and losses."

The final financial result is formed from the financial outcome of ordinary activities, as well as other income and expenses, including extraordinary income and expenses. A loss (losses and expenses) is reflected as a debit, and a profit (income) as a credit, to account 99.

16.2. At the end of the accounting year, in the preparation of the financial statements, account 99, "Profits and Losses," is closed with a final December entry credited (or debited) to account 84, "Undistributed Profit (Uncovered Losses) of the Reporting Year."

16.3. Profits or losses identified in the reporting year but relating to operations of past years are included in the financial results of the reporting year.

16.4. Income received in the reporting year but relating to subsequent reporting periods is reflected in accounting records and reports as a separate line in account 98, "Deferred Income." Such income is subsequently assigned to financial results upon the occurrence of accounting period to which it relates.

16.5. Unused profits remaining at the disposal of the enterprise after all expenses have been covered are distributed in accordance with a resolution of the meeting of shareholders.

17. Accounting of exchange-rate adjustments and differences

17.1. Positive and negative adjustments occasioned by changes in the official rate of foreign currencies to the Russian ruble during the reporting year are recorded as non-operating income and expenses on account 91, "Other Income and Expenses."

17.2. Exchange-rate differences arising in the reflection of income (revenue) in the same reporting period as the one in which the revenue was reflected are recorded as income.

17.3. When exchange-rate differences arise in a period following that in which the income (revenue) was reflected, they credited to account 91, "Other Income and Expenses," as non-operating income.

17.4. When payments are made to suppliers in rubles, in the equivalent of an amount denominated in foreign currency, the amount of the payment and (or) accounts payable and the value of the received materials (rendered services) are reflected taking into account exchange-rate differences.

17.5. When exchange-rate differences arise in a period following that in which the value of received materials (rendered services) was charged and recorded in the cost price of finished products and rendered services, they are debited to account 91, "Other Income and Expenses," as non-operating expenses.

18. Appraisal of debt in respect of received loans

18.1. The organization's obligations to banks and other organizations are recognized in accounting records including the interest owing on the obligations. Interest is debited to account 91, with a corresponding credit to borrowed funds (accounts 66, 67). Charged interest amounts are recorded separately. Overdue credits and loans are recorded separately.

19. Changes in accounting policy

19.1. This accounting policy has been developed in 2001 and enters into effect from 2001 for an indefinite period.

19.2. In accordance with article 6.4 of the Law on Accounting, changes in accounting policy may take place in cases of:

- reorganization of the enterprise;
- replacement of owners of the enterprise;
- changes in the regulatory framework or legislation relating to accounting;
- development of new methods of maintenance of accounting records (by the Ministry of Finance or by the enterprise itself);
- a new substantial change in the conditions of activity of the enterprise.

For the sake of comparability of data, all changes in accounting policy are made from the beginning of a new fiscal year. Exceptions may be made when regulatory acts relating to accounting introduce new rules with retroactive force.

19.3. In the event of a change in the types of activity carried out by the organization, and in cases when the organization acquires new accounting sections, new separate divisions, etc., changes may be made to the accounting policy.

Deputy Chairman
of the Management Board — M. V. Dubinin

Chief Accountant — S. V. Ardentova

Opinion of Auditing Firm (Auditor) on Financial Statements for 2001

AUDITOR'S OPINION ON RELIABILITY OF FINANCIAL STATEMENTS OF OPEN JOINT STOCK COMPANY "WIMM-BILL-DANN FOODS" AND CONFORMITY OF ACCOUNTING PROCEDURES TO LEGISLATION OF THE RUSSIAN FEDERATION FOR THE YEAR ENDING DECEMBER 31, 2002

1. INTRODUCTION

An audit of the financial statements of OJSC Wimm-Bill-Dann Foods (hereinafter, the "Company") for 2001 was conducted by CJSC UNICON/MS Consulting Group pursuant to contract No. 111-15003/2002 of March 15, 2002, on the basis of a resolution of the general meeting of shareholders of the Company to approve CJSC UNICON/MS Consulting Group as the official auditor (minutes of September 7, 2001, No. 2).

Summary information on CJSC UNICON/MS Consulting Group.

CJSC UNICON/MS Consulting Group has been registered by the Moscow Registration Chamber.

Certification of State Registration No. 272.543 of October 5, 1992. Banking details:
Taxpayer Identification Number (INN): 7716021332
Settlement account 40702810938270101484 at Tsaritsino OSB No. 7978 of Sberbank of Russia, Moscow
Correspondent account 30101810400000000225
BIC 044525225
OKONKh code 84400, OKNO code 11450284
Postal address: 11345, Moscow, Varshavskoe shosse, d. 125
Telephone: (095) 319-4656, 319-6636
Tel./fax: (095) 319-5909
E-mail: reception@unicon-ms.ru
Web: http://www.unicon-ms.ru
General director: Andrei Yurievich Dubinsky

CJSC UNICON/MS Consulting Group has the following licenses:

License to practice auditing in the area of a general audits, No. 004196 of February 16, 2000, issued by the RF Ministry of Finance on the basis of Order No. 356 of December 27, 1999, of the RF Ministry of Finance, valid until December 27, 2002;

License to practice auditing in the area of banking audits, No. 006332 of June 18, 1998, issued by the Central Attestation and Licensing Audit Commission of the RF Central Bank on the basis of Decision No. 4 of June 18, 1998, valid until June 18, 2003;

License to practice auditing in the area of audits of insurance organizations and mutual insurance companies (audits of insurers), No. 013793 of April 15, 1998, issued by the Central Attestation and Licensing Audit Commission of the RF Ministry of Finance on the basis of Decision No. 54 of March 27, 1998, valid until April 15, 2003;

License to practice auditing in the area of audits of exchanges, extrabudgetary funds, and investment institutions, No. 000001 of June 7, 1999, issued by the RF Ministry of Finance on the basis of Order No. 132 of June 7, 1999, valid until June 7, 2002.

The managing director of the department of auditor services, Natalya Vasilievna Kharlamova, is authorized to sign the Auditor's Opinion on the basis of an order issued by the general director of CJSC UNICON/MS Consulting Group, No. 262 of December 27, 2001; a qualification attestation of the RF Ministry of Finance for general audits, No. 025432, issued on the basis of a decision of the Central Attestation and Licensing Audit Commission of the RF Ministry of Finance dated March 25, 1999, valid until March 25, 2002 (currently in renewal).

The audit was conducted in one stage: from March 18, 2002, through March 22, 2002.

The following persons participated in the audit:

Vadim Georgievich Kovaleev

director in the auditor services department (the "Auditor"), qualification attestation No. 023239 of June 30, 1998, issued by the TsALAK [Central Attestation and Licensing Audit Commission] of the Ministry of Finance of Russia, valid until July 30, 2004;

senior manager in the auditor services department, qualification attestation No. 023224 of July 30, 1998, issued by the TsALAK of the Ministry of Finance of Russia, valid until July 30, 2004;

Natalya Yakovlevna Grabovskaya

project manager, qualification attestation No. 040144 of November 28, 2001, issued by the TsALAK of the Ministry of Finance of Russia, without expiration date.

2. RESULTS

OPINION

OF CJSC UNICON/MS CONSULTING GROUP TO SHAREHOLDERS OF OJSC "WIMM-BILL-DANN FOODS" ON FINANCIAL STATEMENTS OF OJSC "WIMM-BILL-DANN FOODS" FOR 2001

1. We conducted an audit of the attached financial statements, which were prepared on the basis of results of the Company's activities for 2001;

- Balance Sheet (Form No. 1);
- Income Statement (Form No. 2);
- Cash Flow Report (Form No. 3);
- Report on Changes in Capital (Form No. 4);
- Annexes to Balance Sheet (Form No. 5);
- Explanatory note to annual financial statements.

These reports were prepared by the executive body of the Company in accordance with the norms established by Federal Law No. 129-FZ of November 21, 1996, "On Accounting" (as amended); the Regulation on Accounting and Reporting in the RF, approved by Order No. 34n of July 29, 1998, of the RF Ministry of Finance; the Accounting Regulation "Financial Statements of an Organization" (PBU 4/99), approved by Order No. 43n of July 6, 1999, of the RF Ministry of Finance, Order No. 4n of January 13, 2000, "On Forms of Financial Statements of Organizations," and other normative acts of the RF regulating the procedure for keeping accounting records and preparing financial statements.

Liability for the preparation of reports is borne by the Company's executive body. Our responsibility is to express an opinion on the reliability of these reports in all material respects on the basis of the conducted audit.

2. We conducted an audit in accordance with Federal Law No. 119-FZ of August 7, 201, "On Auditing Activity" (as amended). In conducting the audit we also used internal auditing standards and methods.

The audit was planned and performed to obtain reasonable assurance that the financial statements contained no material misstatements. The audit included the selective examination of evidence supporting the amounts and disclosures contained in the financial statements.

The examination of economic and financial transactions completed by the company for conformity with current legislation was conducted exclusively to obtain reasonable assurance that the financial statements do not contain material misstatements.

We believe that our audit provides a reasonable basis for the opinion that the financial statements are accurate and that the procedure for keeping accounting records conforms to RF legislation.

Our audit of the Company's financial statements for 2001 did not reveal any material errors or defects relating to systems of internal control, accounting, and compliance with current legislation.

In our opinion, the financial statements attached to this opinion are accurate, that is, were prepared in such a way as to ensure the reflection, in all material respects, of the assets and liabilities of the Company as at December 31, 2001, and the financial results of its activities for 2001 on the basis of the requirements of Federal Law No. 129-FZ of November 21, 1996, "On Accounting" (as amended), the Regulation on Accounting and Reporting in the RF, approved by Order No. 34n of July 29, 1998, of the RF Ministry of Finance, the Accounting Regulation "Financial Statements of an Organization" (PBU 4/99), approved by Order No. 43 of the RF Ministry of Finance, and other normative enactments of the RF regulating the procedure for keeping accounting records and preparing financial statements.

Enclosures. Financial statements of the Company for 2001 on 19 pages:

- Balance sheet (Form No. 1), on 4 pages;
- Income statement (Form No. 2), on 2 pages;
- Report on changes in capital (Form No. 3), on 2 pages;
- Cash flow report (Form No. 4), on 2 pages;
- Annex to the balance sheet (Form No. 5), on 6 pages;
- Explanatory note to the annual financial statements, on 3 pages.

ATTACHMENT

Accounting Policy
for 1st Quarter 2002

ACCOUNTING POLICY

APPROVED
Deputy Chairman of the Management Board

________________ (M. V. Dubinin)

ORDER

No. 2-od of December 29, 2001 Moscow

1. General provisions

1.1. The accounting of OJSC Wimm-Bill-Dann Foods is done in accordance with regulatory documents defining methodological foundations and procedures for the organization and maintenance of accounting records:

- the Federal Law "On Accounting," No. 129-FZ of November 21, 1996;
- the Regulation on Accounting and Reporting in the Russian Federation;
- the Chart of Accounts for Financial and Business Activity of Enterprises; accounting regulations;
- other regulatory documents, methodological instructions, and materials on accounting issues, as amended.

1.2. Accounting of property, obligations, and business transactions is done on the basis of natural measures in monetary terms by means of their thorough, uninterrupted, documented, and interrelated reflection.

1.3. The objectives of accounting are:

- to form complete and accurate information on business processes and results of the enterprise's activity;
- to provide control over the presence and movement of property and the use of material, human, and financial resources;
- timely warning of negative occurrences in financial and business activity;
- identification and mobilization of internal reserves.

1.4. The accounting policy of the enterprise has been developed on the basis of the following requirements of accounting records:

- completeness,
- reliability,
- timeliness,
- prudence,
- priority of substance over form,
- no contradiction, and
- rationality,

and also on the basis of the following assumptions:

- the assumption of autonomy of assets,
- the assumption of the definitive placement of facts of business activity in terms of time;
- the assumption of consistency of accounting policy.

1.5. Liability for organization of accounting is borne by the director of the enterprise.

1.6. The chief accountant of the enterprise ensures control of all business transactions and their reflection in the accounts, and the submission of operative and resultative information within the established times according to the document flow plan (attachment 1).

1.7. The chief accountant of the enterprise, jointly with the director of the enterprise, signs documents serving as the basis for acceptance of materials assets, cash amounts, and payment, lending, and financial instruments.

1.8. The chief accountant of the enterprise does not have the right to accept for performance and execution documents in respect of transactions that are contrary to legislation or in violation of contract and financial discipline (job descriptions of employees of the accounting department, attachment).

1.9. Intraplant reports are prepared, formalized, and presented in accordance with internal regulations, directives, and orders relating to the plant.

2. Organizational and technical section

2.1. Accounting in the enterprise is carried out by the accounting department as an independent structural unit headed by the chief accountant. The employees of the accounting department are guided in their activity by the Regulation on the Accounting Department and the job descriptions of employees of the accounting department.

2.2. The enterprise compiles external and internal financial statements as the final stage of accounting. External financial statements include:

1) balance sheet;

2) income statement;

3) attachments to the balance sheet;

4) auditor's opinion confirming the reliability of financial statements;

5) explanatory notes.

The composition of internal reports and their forms, frequency, and periods of preparation and provision, and the list of persons responsible for preparing internal reports and list of potential users are approved by the Regulation on Internal Accounting.

3. Selected accounting methods

3.1. Accounting at the plant is conducted in the ledger-and-order form of double-entry accounting according to the chart of accounts.

3.2. Accounting in the enterprise is done on the basis of source accounting documents. Unified forms approved by the State Statistics Committee (Goskomstat) are used as source accounting documents in the enterprise. Also used in the enterprise are source accounting forms containing obligatory information, developed within the enterprise and approved by corresponding regulations.

The basis for entries in the accounting ledgers is source documents, which must be prepared at the time the business transaction is executed or immediately after the end of the transaction and contain obligatory information:

- the name of the document (form);
- the form code;
- the date of preparation;
- the name of the organization in whose name the document is prepared;
- the substance of the business transaction;
- measures of the business transaction (in real and monetary terms);
- names of the officers responsible for performance of the business transaction and its proper formalization;
- personal signatures and transcriptions of their names.

3.3. Information contained in source documents accepted for recording and required for reflection in accounting records is accumulated and systematized in accounting ledgers developed and recommended by the Ministry of Finance of the Russian Federation and the agencies authorized by Federal Laws to regulate accounting.

Information on business transactions conducted over a certain period of time are transferred from the accounting ledgers in grouped form to the financial statements.

3.4. Unstipulated adjustments to source documents and accounting ledgers are not permitted. Error adjustments must be confirmed by the signature of the persons who signed the document, accompanied by indication of the date of the adjustment. Adjustments to cash and banking documents are not permitted.

3.5. Source documents, accounting ledgers, and financial statements are subject to compulsory storage in accordance with the established procedure and periods. Responsibility for ensuring the safekeeping of these documents during work with them and for their timely transfer into archives is borne by the chief accountant.

4. Appraisal of property, obligations, and business transactions

4.1. Property, obligations, and business operations are subject to appraisal for the purpose of their reflection in accounting records and reports. Appraisals are made in monetary terms by summation of actually incurred expenses.

Other forms of appraisal are used in the cases established by Russian Federation legislation, regulatory acts on accounting, and this Regulation [*sic*], or other regulatory acts of the Russian Federation.

4.2. The plant makes appraisals of property, obligations, and business transactions in the currency in use in the territory of the Russian Federation, i.e., in rubles.

4.3. Entries in accounting records relating to foreign-currency denominated accounts of the plant, as well as its transactions in foreign currency, are made in the currency in use in the Russian Federation, in amounts determined by conversion of the foreign currency at the rate of the Central Bank of the Russian Federation in effect on the date of performance of the transaction. Simultaneously these entries are made in the currency of settlements and payments.

4.4. Penalties, fines, and forfeitures for breach of contract are recognized in accounting records in the same period in which they are acknowledged by the debtor or awarded by a court decision.

5. Inventorying

5.1. For purposes of ensuring the reliability of accounting data and reports in the enterprise, inventorying of property and obligations is conducted, in the course of which their existence, condition, and appraisal are verified and documentarily confirmed. Inventorying is conducted in accordance with RF Ministry of Finance Order No. 49 of June 13, 1995, "On Approval of Methodological Instructions for Inventorying of Property and Financial Obligations."

5.2. The number of times inventorying is to be conducted during a reporting year, the dates of each, and the list of property and obligations to be verified in each instance are established by the plant, except in cases when inventorying is obligatory:

- when property of the enterprise is leased, redeemed, or sold;
- prior to the preparation of annual financial statements, with the exception of property inventoried no earlier than October 1 of the reporting year. Fixed assets are inventoried once every three years; library resources are inventoried once every five years.
- in case of replacement of materially liable persons (at the day of transfer of files);
- in case of establishment of facts of embezzlement and abuse, or establishment of deterioration of inventory;
- in case of fire or acts of God;
- in case of possible liquidation of the enterprise, prior to the preparation of a liquidation balance sheet;
- in other cases provided by legislation of the Russian Federation.

The results of inventorying are formalized in a protocol signed by the members of the committee and approved by the director of the plant.

5.3. If discrepancies between actual presence of property and accounting data are identified in the course of inventorying, they are regulated in the following manner: a surplus of fixed assets, tangible assets, cash amounts, and other property are received and entered to the financial results of the plant's business activity for the month in which inventorying ended.

5.4 Shrinkage of inventory within statutory limits is written off accordingly to production (distribution) costs pursuant to a directive issued by the director of the plant.

5.5. Shortages of tangible assets, cash amounts, and other property, including deterioration exceeding standard rates for natural shrinkage, are attributed to the persons responsible. In cases when the persons responsible are not established or a court declines to order recovery from them, losses from shortages and deterioration are written off to financial results

5.6. Surpluses and shortages resulting from resorting may be mutually offset only, by way of exception, when made in the same period being verified, attributed to the same person being verified, in relation to inventory assets of the same kind and in identical quantities, and pursuant to a directive issued by the director of the enterprise.

6. Rules for appraisal of accounting items. Investments into non-current assets

6.1. Included in capital investments are expenses for construction and assembly work, acquisition of equipment, tools, and implements, and other capital work and costs. Capital investments are reflected in the balance sheet according to actual costs.

6.2. Works of capital construction in a state of temporary operation are not included in fixed assets until transferred into permanent operation. Costs relating to these items are reflected in accounting records and reports as capital investments in progress.

7. Financial investments

7.1. Financial investments are investments of the organization into state securities (bonds and other debt instruments), securities, contributions into the charter capital of other organizations, and loans to other organizations in the Russian Federation and elsewhere. All financial investments are recorded on separate subaccounts of account 58.

8. Fixed assets

8.1. Fixed assets are the portion of property used as means of labor in the production of products (work, services) for an extended period of time, i.e., having a useful life longer than 12 months, or longer than the ordinary operating cycle if it exceeds 12 months.

8.2. Fixed assets include buildings, constructions, machinery and equipment, measuring and regulating devices and instruments, computer hardware, vehicles, tools, production and business implements and supplies, and other corresponding items.

Land and natural resources (water, subsoil, and other natural resources) owned by the plant and capital investments into leased fixed assets are accounted as fixed assets.

8.3. Fixed assets are accounted in the enterprise in accordance with PBU 6/01, "Accounting of Fixed Assets," approved by RF Ministry of Finance Order No. 26n of March 30, 2001 (as amended), the Methodological Instructions on Accounting of Fixed Assets approved by RF Ministry of Finance Order No. 33n of July 20, 1998 (as amended), and other regulatory acts.

Fixed assets are accepted for the purpose of accounting at their initial value, i.e., the amount of actual expenses for their acquisition, construction, and production, not including the value-added tax and other applicable taxes (except in the cases provided by the legislation of the Russian Federation). Actual expenses for acquisition, construction, and production of fixed assets are:

1. amounts payable to the supplier (seller) in accordance with a contract;
2. amounts payable to organizations for completion of work under construction subcontract agreements and other contracts;
3. amounts payable to organizations for informational and consulting services associated with the acquisition of fixed assets;
4. registration fees, government duties, and other similar payments made in connection with the acquisition (obtainment) of rights to a fixed asset item;
5. customs duties;
6. unrecoverable taxes paid in connection with the acquisition of a fixed asset item;
7. fees payable to an intermediary organization through which a fixed asset item was purchased;
8. other expenses directly associated with the acquisition, construction, and production of a fixed asset item—in particular, interest on borrowed funds that accrued prior to the acceptance of a fixed asset item for accounting, if the funds are borrowed for the purpose of acquiring, constructing, or producing the item.

8.4. Actual expenses for acquisition and construction of fixed asset items are determined taking into account exchange-rate differences that arise before the assets are accepted for accounting to account 01 (put into operation), in cases of payment in rubles in the equivalent of amounts denominated in a foreign currency (conventional monetary units). Exchange-rate differences that arise after fixed assets are accepted accounting to 01 (put into operation) are reflected as non-operating expenses (income) on account 91, "Other Income and Expenses."

8.5. The initial value of fixed assets paid into the plant's charter capital is measured as their cash value as approved by the organization's founders (participants), unless otherwise provided by current legislation of the Russian Federation.

8.6. The initial value of fixed assets acquired in exchange for property other than cash is determined with reference to the value usually assigned to similar goods (assets) by the plant in comparable circumstances.

8.7. The value at which fixed assets were accepted for the purpose of accounting is not subject to change except in the cases established by legislation of the Russian Federation.

A change in the initial value of fixed assets is permitted in cases of additions, betterments, reconstruction, and partial liquidation of fixed asset items.

8.8. Revaluation of fixed assets is done in accordance with current legislation of the Russian Federation no more than once a year.

An increase in the carrying amount of a fixed asset item as a result of revaluation is debited to account 01, "Fixed Assets," and credited to account 83, "Revaluation Surplus." A revaluation increase equal to decreases made in preceding reporting periods and debited to account 91, "Organization's Expenses," as a non-sales expense is credited to account 91, "Organization's Income," as non-operating income.

A revaluation decrease in the carrying amount of a fixed asset item is assigned to the other income and

expenses account (acct. 91).

A revaluation decrease in the carrying amount of a fixed asset item is charged against the revaluation surplus formed from revaluation increases of the same item made in preceding reporting periods. The excess of a revaluation decrease over the revaluation increase credited to the revaluation surplus in previous periods is recognized as a non-sales expense in the other income and expenses account (acct. 91).

When a fixed asset item is disposed of, the amount of its revaluation increase is transferred from the organization's revaluation surplus as non-operating income to the other income and expenses account (acct. 91).

8.9. The value of the organization's fixed assets is recovered through depreciation. Deprecation rates are calculated on the basis of the maximum useful life of fixed assets as defined in the classification of fixed assets. The classification of fixed assets including in depreciation groups was approved by Russian Federation Government Decree No. 1 of January 1, 2002, "On the Classification of Fixed Assets to be Included in Depreciation Groups."

The straight-line method of depreciation is used at the plant.

8.10. Wear and tear (depreciation) with respect to production-related fixed assets is reflected in the accounting records by a credit to account 02 in correspondence with expense accounts for production and distribution costs, and with respect to fixed assets leased out under a current lease and non-production-related fixed assets, to the sources of financing.

8.11. Fixed asset items with a unit value of 2,000 rubles or less are charged as production costs (cost of sales) by means of 100% depreciation as they issued to production or operation (debit to accounts 24, 44, and 91, for non-production-related fixed assets, credit to account 02). Books, booklets, and other similar publications are charged as production costs (selling costs) as they are issued to production or operation.

8.12. Previously used fixed assets are depreciated on the basis of their actual time of use and expected useful life. *The expected useful life is calculated as the difference between the useful life calculated for new items and* the period of actual use.

In accordance with current legislation, the following items are not depreciated:

- fixed asset items whose consumer attributes do not change over time (housing facilities (houses, hostels, apartments, etc.));
- assets laid up in accordance with the established procedure;
- land improvements;
- road facilities;
- perennial plants that have not reached production age;
- land and natural resources.

8.13. The recognition of depreciation charges for a fixed assets item may not be suspended during its useful life unless by decision of the director of the plant it is either laid up for a period of more than three months or transferred into restoration period lasting more than 12 months.

After the end of reconstruction, re-equipment, or modernization, the corresponding costs may increase the initial value of the item if its initial performance is improved by the modernization; in the month following the month in which an increase in value took place, depreciation proceeds on the basis of the restored value of the item, but without an increase in the initially established depreciation period.

8.14. For the purpose of accounting for disposal of fixed assets (sale, write-off, partial liquidation, etc.), a subaccount, "Disposal of Fixed Assets," is provided under account 01, "Fixed Assets." The value of a disposed fixed asset item is debited to this subaccount, while accumulated depreciation is credited to account 02, "Amortization of Fixed Assets." The residual value of a disposed fixed asset is charged as a credit against account 01 and debited to account 91, "Other Income and Expenses."

8.15. Costs for all types of repairs (current, medium-term, and capital) of fixed production assets are included in the cost price of products according to the respective cost components without formation of a repair fund.

9. Intangible assets

9.1. Intangible assets are accounted in accordance with Accounting Regulation PBU 14/2000, approved by RF Ministry of Finance Order No. 91n of October 16, 2000.

Assets meeting the following criteria are deemed intangible:

- lack of a material (physical) structure,

- possibility of identification (isolation, separation) of the asset from other property,
- use in the production of products, in the performance [of work], or the rendering of services, or for administrative needs of the organization,
- long-term use (i.e., with a useful life exceeding 12 months),
- ability to bring future economic benefits (income) to the organization;
- availability of properly executed documents that confirm the existence of the asset itself and the organization's exclusive right to the results of intellectual activity (patents, certificates, other documents of title, etc.).

The following works of intellectual property (exclusive right to the results of intellectual activity) are deemed intangible assets:

- a patenter's exclusive right to an invention, industrial design, or model;
- exclusive copyright in computer programs and databases;
- an owner's exclusive right in a trademark;
- property right of an author or other right holder in an integrated circuit topography;
- goodwill of the organization;
- start-up costs (expenses associated with the formation of a legal entity, recognized in accordance with the foundation documents as a part of the contribution of participants to the charter (reserve) capital).

9.2. Intangible assets are reflected in accounting records and reports in the amount of the actual expenses for acquisition, creation, and production, as well as expenses for preparing them for their intended use.

The initial value of intangible assets received as a contribution to the charter capital is based on a cash value agreed upon by the founders (participants) of the organization, unless otherwise provided by law.

The carrying amount of intangible assets is not subject to change from the initially recorded value, except in the cases established by RF legislation.

9.3. Intangible assets are initially recognized in accounting records as a debit to account 04 in correspondence with account 08.

9.4. Intangible assets are amortized at the plant by the straight-line method, on the basis of the initial value of the assets and amortization rates calculated on the basis of the useful life of the item.

9.5. The useful life of intangible assets is determined by the organization at the time the item is initially recognized in accounting records. If the useful life an intangible asset cannot be determined, amortization rates are based on a twenty-year amortization period (but the amortization period cannot exceed the period of activity of the plant).

9.6. Amortization charges on intangible assets are recognized as credits to account 05 in correspondence with production expense accounts. Amortization charges on intangible assets not used during the reporting period are credited to account 05 in correspondence with account 97.

9.7. When intangible assets are derecognized, their value recorded in account 04, "Intangible Assets," is reduced by the amount of accumulated amortization (with a debit to account 05, "Amortization of Intangible Assets"). The residual value is credited to account 04 and debited to account 91, "Other Income and Expenses."

10. Acquisition, preparation, and recording of inventories and their writedown.

10.1. Production inventories are accounted on the basis of Accounting Regulation PBU 5/01, "Accounting of Inventories," approved by RF Ministry of Finance Order No. 44n of June 09, 2001.

Inventories include:

- raw materials and consumables used in production, intended for sale, and used for administrative needs;
- finished products (for accounting of release of finished products see section 13);
- goods.

10.2. Production inventories and goods are reflected in accounting records and reports at actual cost price.

10.3. Actual cost price is determined on the basis of costs for their acquisition:

1) amounts payable to the supplier in accordance with a contract, excluding the value-added tax;

2) amounts payable to organizations for informational and consulting

3) [*sic*] services associated with the acquisition of inventories;

2) customs duties;

3) expenses related to procurement and transportation of inventories to the place of use thereof, including

insurance costs;

4) fees payable to an intermediary organization through which production inventories were purchased;

5) unrecoverable taxes paid in connection with acquisition of production inventories;

6) other costs directly associated with acquisition.

10.4. Actual costs for acquisition of materials are determined taking into account exchange-rate differences arising before inventories are accepted for accounting, in cases of payment in rubles of amounts denominated in foreign currency (conventional monetary units). Exchange-rate differences that arise after inventories are accepted for accounting are reflected as non-operating expenses (income) on account 91, "Other Income and Expenses."

10.5. The cost price of production inventories and goods also includes costs for acquisition of packaging. If the cost of packaging accepted from suppliers with production inventories is included in their price, then, if necessary, the cost of packaging will be excluded from total expenses at its price of possible use.

10.6. The actual cost price of inventories received under contracts provided for performance of obligations (payment) in money is deemed to be the value of the assets transferred or to be transferred by the plant. The value of assets transferred or to be transferred by the plant is determined on the basis of the price at which the plant determines the value of similar assets. If this value cannot be established, the value of received inventories is determined based on the price of acquiring similar materials.

10.7. The actual cost price at which inventories are accepted for accounting is not subject to change, except in the cases established by legislation of the Russian Federation.

10.8 When material resources are charged off to production or otherwise disposed of, their actual cost price is determined according to the average cost price per unit of each type.

10.9. When materials are disposed of (sale, write-off, gratuitous assignment, etc.), their value is debited to account 91, "Other Income and Expenses," and credited to account 10, "Materials."

11. Accounting of production costs, distribution of expenses, and calculation of cost price

11.1. For the purpose of accounting for the plant's production costs relating to ordinary activities, the chart of accounts provides accounts 20 and 26.

11.2. Accounting records of costs for production of products and services are maintained pursuant to the prescribed method.

11.3. Direct costs of the plant are accumulated during the month in account 20, "Primary Production," according to cost components.

11.4. General (administrative) expenses are accumulated in account 26, "Administrative Expenses."

11.5. General (administrative) expenses are distributed among types of activity in proportion to revenue from sale of products (work, services) received from the different types of activity.

General (administrative) expenses are charged to sold products (debited to account 90) at the end of the reporting period. The basis for distribution of these expenses to individual types of activity is the gross income from sales excluding taxes, calculated from the prices of sale.

For trade activity, gross revenue is defined as the difference between received income and the cost of the goods sold.

12. Production in progress and deferred expenses.

12.1. Products (work) that have not passed through all stages contemplated by the manufacturing process, as well as products that have not undergone quality control, are categorized as production in progress.

12.2. Production in progress is reflected on the balance sheet in the amount of direct costs.

12.3. Expenses incurred in a reporting period but relating to subsequent reporting periods are reflected in reports on a separate line-item as deferred expenses and are assigned to production and distribution costs (or to corresponding sources of the plant's funds) in the period to which they related.

Recorded as deferred expenses are licenses to engage in certain types of activity that are discharged during the period of validity of the license.

14. Other operating income and expenses

14.1. Other income and expenses of the organization are accepted for accounting in accordance with accounting regulations PBU 9/99 and PBU 10/99 and reflected on account 91, "Other Income and Expenses."

15. Capital and reserves

15.1. The charter capital is recognized in accounting records as the amount recorded in the organization's foundation documents as the totality of contributions (interests, shares at par value, share contributions) of the founders (participants) of the organization.

15.2. Duly conducted revaluation increases of the plant's non-current assets are recorded as revaluation surplus.

15.3. Assets received gratuitously, including under a contract of donation, are recorded as deferred income and reflected as a credit to account 98, "Deferred Income," in correspondence with account 08, "Investments in non-current assets." Depreciation of gratuitously received fixed assets is credited to account 02, "Amortization of Fixed Assets," in correspondence with accounts for production expenses and distribution costs. Simultaneously with depreciation, amounts recorded on account 98 in respect of gratuitously received assets are credited to account 91, "Other income and expenses," thereby increasing the taxable profit base.

15.4. The plant may create the following reserves:

- Provisions for doubtful debts (account 63). An entry for the amount of the created reserve is made as a debit to account 91, "Other Income and Expenses," and a credit to account 63, "Provisions for Doubtful Debts." The merger of unused amounts of the reserves for doubtful debts with profits of the reporting period following the period in which they were created is reflected by a debit to account 63 and a credit to account 91.
- Provisions for devaluation of investments in securities (account 59). In case of an increase in the market value of securities for which the corresponding reserves were created earlier, a debit entry is made to account 59, "Provisions for Devaluation of Investments in Securities," and a credit entry is made to account 91, "Other Income and Expenses."
- Provisions for devaluation of tangible assets (account 14). Formation of a reserve against devaluation of material assets is reflected as a debit to account 14, "Provisions for Devaluation of Tangible Assets," and a credit to account 91, "Other Income and Expenses." The reserved amount is restored at the beginning of the period following the period in which the entry was made, by a debit to account 14 and a credit to account 91.
- Provisions for expenses and payments (account 96) for uniform inclusion of costs in the cost price of products. Reservation of the funds is reflected by a credit to account 96, "Provisions for Expenses," in correspondence with accounts for production costs and selling costs.
- Reserve capital for coverage of losses and other obligations of the organization in respect of its own securities. The reserve capital is formed from net profits remaining at the disposal of the enterprise, by debit to account 84, "Undistributed Profit (Uncovered Losses)," and credit to account 82, "Reserve Capital." Use of the reserve fund is reflected by debit to account 82 and credit to account 84 for reserve capital amounts used to cover losses, and by credit to accounts 66 and 67 for amounts used to redeem bonds of the organization.

17. Accounting of profit (loss), funds, and use of profits

17.1. Profit (loss) represents the final financial results (profit or loss) identified for the reporting period on the basis of accounting of all business operations of the plant and is reflected an account 99, "Profits and losses."

The final financial result is formed from the financial outcome of ordinary activities, as well as other income and expenses, including extraordinary income and expenses. A loss (losses and expenses) is reflected as a debit, and a profit (income) as a credit, to account 99.

17.2. At the end of the accounting year, in the preparation of the financial statements, account 99, "Profits and Losses," is closed with a final December entry credited (or debited) to account 84, "Undistributed Profit (Uncovered Losses) of the Reporting Year."

17.3. Profits or losses identified in the reporting year but relating to operations of past years are included in the financial results of the reporting year.

17.4. Income received in the reporting year but relating to subsequent reporting periods is reflected in

accounting records and reports as a separate line in account 98, "Deferred Income." Such income is subsequently assigned to financial results upon the occurrence of accounting period to which it relates.

17.5. Profits remaining at the disposal of the enterprise are distributed in accordance with a resolution of the meeting of shareholders.

18. Accounting of exchange-rate adjustments and differences

18.1. Positive and negative adjustments occasioned by changes in the official rate of foreign currencies to the Russian ruble during the reporting year are recorded as non-operating income and expenses on account 91, "Other Income and Expenses."

18.2. Exchange-rate differences arising in the reflection of income (revenue) in the same reporting period as the one in which the revenue was reflected are recorded as income.

18.3. When exchange-rate differences arise in a period following that in which the income (revenue) was reflected, they credited to account 91, "Other Income and Expenses," as non-operating income.

18.4. Exchange-rate differences arising in conjunction with the purchase of services in the same reporting period in which the services were purchased are included in the cost of the services.

18.5. When exchange-rate differences arise in a period following that in which receipt of the services was reflected, they are debited to account 91, "Other Income and Expenses," as non-operating expenses.

19. Appraisal of debt in respect of received loans

19.1. Debt in respect of received loans (other than interest-free and state loans) is accounted at the plant in accordance with Accounting Regulation PBU 15/01, "Accounting of Loans and Credits and Costs of Their Maintenance," approved by RF Ministry of Finance Order No. 60n of August 2, 2001.

19.2. The plant's obligations to banks and other organizations are recognized in accounting records including the interest charged on the obligations. Interest is reflected in accounting records in accordance with PBU 15/01. Charged interest amounts and overdue credits and loans are recorded separately.

20. Changes in accounting policy

20.1. This accounting policy has been developed in 2001 and enters into effect from 2002 for an indefinite period.

20.2. In accordance with article 6.4 of the Law on Accounting, changes in accounting policy may take place in cases of:

- reorganization of the enterprise;
- replacement of owners of the enterprise;
- changes in the regulatory framework or legislation relating to accounting;
- development of new methods of maintenance of accounting records (by the Ministry of Finance or by the enterprise itself);
- a new substantial change in the conditions of activity of the enterprise.

For the sake of comparability of data, all changes in accounting policy are made from the beginning of a new fiscal year. Exceptions may be made when regulatory acts relating to accounting introduce new rules with retroactive force.

20.3. In the event of a change in the types of activity carried out by the enterprise, and in cases when the enterprise acquires new accounting sections, new separate divisions, etc., changes may be made to the accounting policy.

Deputy Chairman
of the Management Board M. V. Dubinin

Chief Accountant S. V. Ardentova

Balance Sheet

as at "01" April 2002

	Codes
OKUD Form No. 1	0710001
Date (year, month, day)	27 / 03 / 02
OKPO code	*57024227*
INN	*7709342399*
OKDP	
OKOPF / OKFS	*47* / *34*
OKEI code	384/385

Organization OJSC Wimm-Bill-Dann Foods
Taxpayer Identification Number
Type of activity services
Organizational and legal form / form of ownership
OJSC/combined private and foreign
Unit of measure: thousand rubles

Asset	Line code	At beginning of reporting year	At end of reporting year period
1	2	3	4
I. NON-CIRCULATING ASSETS Intangible assets (04, 05)	110	290	332
including: patents, licenses, trademarks (service marks), other similar rights and assets	111	290	332
formation expenses	112	-	-
goodwill	113	-	-
Fixed assets (01, 02, 03)	120	-	-
including: land plots and natural resources	121	-	-
buildings, plant, and equipment	122	-	-
Construction in progress (07, 08, 16, 61)	130	1 072	1 464
Profitable investments in tangible assets (03)	135	-	-
including: property for leasing	136	-	-
property provided under lease contract	137	-	-
Long-term financial investments (06,82)	140	717 050	717 050
including: investments in subsidiaries	141	717 050	717 050
investments in dependent companies	142	-	-
investments in other organizations	143	-	-
loans to organizations payable in more than 12 months	144	-	-
other long-term financial investments	145	-	-
Other non-circulating assets	150	-	-
TOTAL for Section I	190	718 412	718 846
II. CIRCULATING ASSETS Inventories	210	42	64
including: raw materials, consumables, and other similar assets (10, 12, 13,16)	211	-	-

livestock in breeding and feeding (11)	212	-	-
work in progress costs (distribution costs) (20, 21, 23, 29, 30, 36, 44)	213	42	-
finished products and goods for resale (16, 40, 41)	214	-	-
shipped goods (45)	215	-	-
deferred expenses (97)	216	1	64
other reserves and expenses	217	-	-
Value-added tax on acquired assets (19)	220	142	149
Accounts receivable (payment expected more than 12 months after the reporting date)	230	-	-
including: buyers and customers (62, 76, 82)	231	-	-
bills of exchange receivable (62)	232	-	-
amounts owed by subsidiaries and dependent companies (78)	233	-	-
advances made (61)	234	-	-
other debtors	235	-	-
Accounts receivable (payment expected within 12 months of the reporting date)	240	4 081	91 810
including: buyers and customers (62, 76, 82)	241	855	594
bills of exchange receivable (62)	242	-	-
amounts owed by subsidiaries and dependent companies (78)	243	-	-
amounts owed by participants (founders) in respect of contributions to charter capital (75)	244	-	-
advances made (61)	245	3 218	10 134
other debtors	246	7	81 081
Short-term financial investments (56, 58, 82)	250	-	1 214 741
including: loans to organizations payable in less than 12 months	251	-	-
own shares redeemed from shareholders	252	-	-
other short-term financial investments	253	-	-
Monetary assets	260	463	3 846 291
including: cash (50)	261	2	-
settlement accounts (51)	262	185	14 191
foreign-currency accounts (52)	263	-	3 832 100
other monetary assets (55, 56, 57)	264	276	-
Other circulating assets	270	-	-
TOTAL for Section II	290	4 728	5 153 055
BALANCE (sum of lines 190 + 290)	300	723 140	5 871 901

Liabilities	Line code	At beginning of reporting period	At end of reporting period
1	2	3	4
III. CAPITAL AND RESERVES Charter capital (85)	410	700 000	700 000
Additional capital (87)	420	-	-
Reserve capital (86)	430	-	-
including: statutory reserves	431	-	-
reserves formed in accordance with organizational documents	432	-	-
Social fund (88)	440	-	-
Special-purpose financing and receipts (96)	450	-	-
Retained earnings of previous years (88)	460	-	-
Uncovered losses of previous years (88)	465	(915)	(915)
Undistributed profit of the reporting year (88)	470	-	20 171
Uncovered losses of the reporting year (88)	475	-	-
TOTAL for Section III	490	699 085	719 256
IV. LONG-TERM LIABILITIES Loans and credits (67)	510	-	-
including: bank credits repayable more than 12 months after the reporting date	511	-	-
loans repayable more than 12 months after the reporting date	512	-	-
Other long-term liabilities	520	-	-
TOTAL for Section IV	590	-	-
V. SHORT-TERM LIABILITIES Loans and credits (66)	610	8 414	600
including: bank credits repayable within 12 months of the reporting date	611	-	-
loans repayable within 12 months of the reporting date	612	8 414	600
Accounts payable	620	15 642	5 152 045
including: suppliers and contractors (60, 76)	621	563	566
bills of exchange payable (60)	622	-	-
amounts owed to subsidiaries and dependent companies (78)	623	-	-
amounts owed to employees (70)	624	15	50
amounts owed to state extrabudgetary funds (69)	625	-	14
amounts owed to the budget (68)	626	352	12 634
advances received (62)	627	-	-
other creditors (71,76)	628	14 712	5 138 782
Income payable to participants (founders) (75)	630	-	-
Deferred income (83)	640	-	-
Provisions for expenses (89)	650	-	-
Other short-term liabilities	660	-	-

TOTAL for Section V	690	24 056	5 152 645
BALANCE (sum of lines 490 + 590 + 690)	700	723 141	5 871 901

Statement of Assets on Off-Balance Accounts

Item	Line code	At beginning of reporting year	At end of reporting year
1	2	3	4
Rented fixed assets (001)	910	-	-
including leased assets	911	-	-
Valuables in custody (002)	920	-	-
Consigned goods (004)	930	-	-
Bad debts written off as losses (007)	940	-	-
Received security for obligations and payments (008)	950	-	-
Issued security for obligations and payments (009)	960	854 090	1 069 199

Statement of Profits and Losses

		Codes		
	OKUD Form No. 2	0710002		
	Date (year, month, day)	27	03	02
Organization OJSC Wimm-Bill-Dann Foods	OKPO code	57024227		
Taxpayer Identification Number	INN	7709342399		
Type of activity services	OKDP			
Organizational and legal form / form of ownership OJSC/combined private and foreign ownership	OKOPF / OKFS	47	34	
Unit of measure: thousand rubles	OKEI code	384/385		

Item	Line code	Reporting period	Same period of preceding year
1	2	3	4
I. Income and expenses for usual activities Proceeds (net) from sale of goods, products, work, services (less the VAT, excises, and similar obligatory payments)	010	1 115	-
Cost price of goods, products, work, and services sold	020	3	-
Gross profit	029	1 112	-
Trading costs	030	-	-
Management costs	040	18 585	-
Profit (loss) from sales (lines (010 - 020 - 030 - 040)	050	(17473)	-
II. Operating income and expenses Interest receivable	060	2 653	-
Interest payable	070	-	-
Income from participation in other organizations	080	-	-
Other operating income	090	-	-
Other operating expenses	100	207	-
III. Non-sales income and expenses	120	51 317	-

Non-sales income			
Non-sales expenses	130	*4 035*	-
Profit (loss) before tax (lines (050 + 060 - 070 + 080 + 090 - 100 + 120 - 130))	140	*32 256*	-
Tax on profit and other similar compulsory payments	150	*12 085*	-
Profit (loss) from usual activities	160	*20 171*	-
IV. Extraordinary income and expenses Extraordinary income	170	-	-
Extraordinary expenses	180	-	-
Net profit (undistributed profit (loss) of the reporting period) (lines (160 + 170 - 180))	190	*20 171*	-

Individual Income and Expense Items

Item	Line code	Reporting period		Same period of preceding year	
		profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties, and charges acknowledged by payer or payable pursuant to the decision of a court (arbitral tribunal)	210	-	-	-	-
Accumulated income (loss)	220	-	-	-	-
Compensation for losses caused by nonperformance or improper performance of obligations	230	-	-	-	-
Exchange-rate differences in foreign-exchange operations	240	-	-	-	-
Reduction of cost price of manufacturing inventory by the end of the reporting period	250	-	-	-	-
Write-off of receivables and payables upon expiration of limitations period	260	-	-	-	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By: ______________________________
Name: Sergey A. Plastinin
Title: Chairman of the Management Board

Date: May 17, 2002

MO_DOCS\29869.1[W2000]